SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the quarter July 31, 2002

                       CANADIAN IMPERIAL BANK OF COMMERCE
                 (Translation of registrant's name into English)

                                 Commerce Court
                                Toronto, Ontario
                                 Canada M5L 1A2
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F  __                       Form 40-F  X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

                           Yes []                No [X]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                            CANADIAN IMPERIAL BANK OF COMMERCE

Date: September 5, 2002             By: /s/ Valerie K. Pettipas
                                        -----------------------------
                                        Name: Valerie K. Pettipas
                                        Title: Assistant Corporate Secretary

                                    By: /s/ Allen J. Logue
                                        -----------------------------
                                        Name: Allen J. Logue
                                        Title: Vice President

                                 CERTIFICATIONS

         I, John S. Hunkin, certify that:

         1. I have reviewed this Form 6-K of Canadian Imperial Bank of Commerce;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the quarterly report filed under cover of this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the quarterly report filed under cover of this report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

                  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the quarterly report filed under cover of this report is being prepared; and

                  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date");

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: September 5, 2002                 /s/ John S. Hunkin
                                        -----------------------------
                                        JOHN S. HUNKIN,
                                        Chairman and Chief Executive Officer

         I, Tom D. Woods, certify that:

         1. I have reviewed this Form 6-K of Canadian Imperial Bank of Commerce;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the quarterly report filed under cover of this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the quarterly report filed under cover of this report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

                  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the quarterly report filed under cover of this report is being prepared; and

                  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: September 5, 2002                 /s/ Tom D. Woods
                                        -----------------------------
                                        TOM D. WOODS,
                                        Executive Vice President and
                                        Chief Financial Officer

[LOGO] CIBC

               REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER, 2002

                                                                    www.cibc.com
--------------------------------------------------------------------------------
                               Chairman's Message
--------------------------------------------------------------------------------
                                                               September 5, 2002

Dear Shareholder:

Third Quarter Results

      CIBC announced Reported Earnings of $193 million, or $0.41 per share, diluted, during the third quarter, compared with $227 million, or $0.51 per share, diluted, the previous quarter and $460 million, or $1.13 per share, diluted, for the same period a year ago.

      The third quarter results reflect the weak capital markets environment, particularly for merchant banking asset sales. On the positive side, our retail banking operations remained strong and our overall costs were down significantly from the second quarter.

      During the quarter, CIBC adopted the accounting standard for stock-based compensation. This decision resulted in an earnings increase of $24 million, or $0.07 per share, diluted. (See page 5 for more details).

o Adjusted Earnings, which exclude unusual items, were $222 million, or $0.49 per share, diluted, compared with $268 million, or $0.62 per share, diluted, the previous quarter, and $470 million, or $1.16 per share, diluted, for the same period a year ago.

o Operating Earnings, which exclude unusual items and the net impact of Amicus, were $276 million, or $0.64 per share, diluted, compared with $332 million, or $0.79 per share, diluted, in the second quarter of 2002, and $534 million, or $1.33 per share, diluted, for the same period a year ago.

o     Return on Equity was 6.2% (Reported); 7.4% (Adjusted); and 9.6%
      (Operating).

o Loan Loss Provisions were $290 million in the third quarter, down from $390 million in the prior quarter. The full year estimated loan loss provision remains unchanged from the previous quarter at $1.45 billion to $1.50 billion, as announced on May 2, 2002.

o Total Allowance for Credit Losses remained strong, exceeding gross impaired loans by $260 million.

o     Tier 1 capital ratio was 8.8% and the total capital ratio was 11.9%.

      Our retail operations again contributed high returns on equity this quarter, with cards, mortgages and deposits continuing their year-over-year growth pace. The integration of the businesses we acquired as part of our Wealth Management build strategy progressed on schedule.

      Within Amicus, we are pleased with the development of our Canadian operations. We also continued discussions during the quarter with potential strategic partners that would assist in mitigating expenses related to our U.S. expansion.

      Overall, our performance in the third quarter continued to be affected by the challenging economic environment in North America. A further weakening in capital markets, diminished new origination activity, primarily in the U.S., merchant banking write-downs, and fewer opportunities for merchant banking asset sales, led to reduced earnings in our wholesale business. We also experienced a higher tax rate during the quarter as a result of lower loan losses and higher net income in our Canadian operations.

      Within CIBC World Markets, we took further action during the quarter to address these ongoing market challenges, including:

      o     Lowering overall operating expenses;

      o     Continuing to effectively manage balance sheet resources; and,

      o     Continuing to be vigilant in managing market risk.

      Operating highlights from the third quarter include:

Retail Products

o Continuing to build market share in mortgages: Market share of residential mortgages increased to 13.8%, up from 13.6% the previous quarter.

o Strong contribution by cards: Market share of card purchase volumes remained strong at 31.8%, while market share of card balances outstanding was 21.7%, both a strong #1 position in Canada.

o Product Innovation: A new fixed rate mortgage, the Better than Posted Mortgage, was launched during the quarter. It features a low introductory interest rate for the first nine months, followed by a competitive rate for the remainder of a 3,4,5,7, or 10 year term.

o Building Retail Asset Balances: Outstanding retail loan balances (including personal/business loans, mortgages and cards) showed a positive trend, growing to more than $101 billion at quarter end.


                                                         CIBC Third Quarter 2002

Retail Markets

o This quarter, Retail Markets introduced a number of new tools geared to increasing customer satisfaction and improving management and planning. The majority of these tools are technology based, enabling faster and more detailed performance measurement, identification of sales opportunities and faster access to information by our front line staff.

o A major technology rollout was substantially completed this quarter. All but a small number of CIBC branches are now equipped with new technology platforms and upgraded PCs to improve customer service and communications.

o New products introduced during this period include Email Money Transfer, where CIBC retail customers can transfer funds to other individuals in Canada through online banking.

Wealth Management

o The operations and technology functions of the private client business acquired from Merrill Lynch Canada Inc. were integrated into CIBC Wood Gundy as planned.

o Assets in Investment Consulting Service (ICS), CIBC Wood Gundy's separately-managed wrap program, grew by 11% fiscal year-to-date. ICS is the new program resulting from the July 1st integration of the existing CIBC Wood Gundy and Merrill Lynch Canada programs.

o CIBC Imperial Service continued to grow its branch-based financial advisory business; by the end of the third quarter, more than 700 financial advisors were registered with the Investment Dealers Association of Canada to advise on and sell both third party and CIBC investment products.

o Wealth Products continued to have success with its professionally managed portfolio services. The new CIBC Managed Portfolios recorded total net sales of $378 million since its launch last quarter.

CIBC World Markets

o CIBC World Markets maintained its year-to-date industry ranking of #1 with respect to equity financings completed in Canada. This ranking was driven by our continued leadership position with income trust products.

o Following quarter end, the Ontario government's Superbuild agency selected CIBC World Markets as one of two investment banks to act as advisors in helping to find a strategic partner(s) to purchase a minority interest in Hydro One.

o CIBC World Markets also continued to focus on cost control during the quarter. This included the termination of 57 positions, primarily in the U.S. These staff reductions were in addition to the 107 positions that were eliminated at the end of the second quarter.

Amicus

o Customer acquisition: The number of registered customers increased 9.2% during the quarter, bringing the total number of customers to 1,172,000.

o Number of Pavilions: The number of pavilions increased to 552, up from 507 at the end of the second quarter.

o Funds under management: Loans and deposits under management grew 19.7% quarter over quarter.

o Deposit growth: Deposits in Canada through President's Choice Financial grew to $3.2 billion, up from $2.9 billion the previous quarter.

Performance Against Objectives

       After 2 1/2 years of progress against the performance objectives we set at the start of fiscal 2000, the results for the first three quarters of 2002 clearly fall short of our expectations. However, we continue to believe our year-to-date results do not reflect the full potential of our franchise. We remain committed to our strategy for growth and are focused on improving our performance.

------------------------------------------------------------------------------------------------------------------------------------
Financial Targets              Measurement                                                        Performance
------------------------------------------------------------------------------------------------------------------------------------
Share Price                    Best total return to shareholders, among the major                 54.5%, as at July 31, 2002,
                               Canadian banks, beginning November 1, 1999                         3rd among the major Canadian banks
------------------------------------------------------------------------------------------------------------------------------------
ROE (1)                        18%(1) by 2002                                                     12.8%(2)
------------------------------------------------------------------------------------------------------------------------------------
Earnings Growth(1)             Diluted EPS growth rate of 15%(1) per year                         $2.53(2), down 38% from $4.11(3)
------------------------------------------------------------------------------------------------------------------------------------
Efficiency(1)                  Non-interest expenses to revenue ratio of 60%(1) by 2002           69.0%(2)
------------------------------------------------------------------------------------------------------------------------------------
Capital Strength               8.5% - 9.5% (Tier 1)                                               8.8%
                               -----------------------------------------------------------------------------------------------------
                               11.0% - 12.5% (Total Capital)                                      11.9%
------------------------------------------------------------------------------------------------------------------------------------

(1) Operating Earnings: For Reconciliation of Operating Earnings to Reported Earnings - Refer to table on page 4

(2)   For the nine months ended July 31, 2002

(3)   For the nine months ended July 31, 2001


2                                                        CIBC Third Quarter 2002

Outlook

      After showing signs of recovery earlier in the year, the outlook for the North American economy is again uncertain. News of corporate misconduct from a number of companies, combined with geo-political unrest in the Middle East and parts of Asia, have hurt investor confidence.

      Given these factors, our outlook for the rest of the year remains cautious. We will continue to take action across our businesses to further protect our earnings in the short-term and enhance our growth prospects in the mid- to long-term.

      These actions include:

            o Focusing on growth opportunities in our core retail businesses;

            o Continuing to be disciplined in our capital allocation process by directing a greater proportion of capital to our high-growth retail operations;

            o Making progress on the plan we announced last quarter to reduce the amount of capital allocated to merchant banking and the corporate loan portfolio by one-third over the next three years;

            o Taking additional steps to keep our cost structure under control while continuing to invest in technology and other programs critical to our success.

      Our strategy remains clear and we continue to believe our prospects for growth are excellent. Our wholesale business remains well-positioned for further market penetration as the economy strengthens. We also continue to make good progress in our retail and wealth management businesses as evidenced by the market share gains in many of our product areas and the successful integration of the businesses we acquired.

                                      John S. Hunkin
                                      Chairman and Chief Executive Officer, CIBC

--------------------------------------------------------------------------------
A NOTE ABOUT PERFORMANCE MEASURES

Operating Earnings and Adjusted Earnings exclude items that management believes are unusual or relate to substantial strategic investments, thereby allowing analysis of business trends and the performance of CIBC's business lines. These measures do not have a standardized meaning under GAAP and may not be comparable to similar measures used by other companies. See the table on page 4 for further explanation.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements about the operations, priorities, targets, plans, objectives and strategies of CIBC for 2002 and subsequent years, including the forward-looking statements of CIBC's business lines (Retail Products, formerly Electronic Commerce, Technology and Operations; Retail Markets, formerly Retail and Small Business Banking; Wealth Management; CIBC World Markets and Amicus, formerly part of Electronic Commerce). Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could". A forward-looking statement is subject to risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC's control, affect the operations, performance and results of CIBC, and could cause actual results to differ materially from the expectations expressed in any of CIBC's forward-looking statements. These factors include current, pending and proposed legislative or regulatory developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity, including interest rate fluctuation, currency value fluctuation and general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has business operations; the impact of the events of September 11, 2001; changes in market rates and prices which may adversely affect the value of financial products; and CIBC's success in managing the costs associated with the expansion of existing distribution channels, developing new ones and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC's forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report.
--------------------------------------------------------------------------------


CIBC Third Quarter 2002                                                        3

MANAGEMENT'S DISCUSSION AND ANALYSIS - CONSOLIDATED OVERVIEW

Earnings
--------------------------------------------------------------------------------

      CIBC's reported earnings were $193 million for the quarter, down $267 million from the third quarter of 2001 and down $34 million from the prior quarter. The decrease from the same quarter in 2001 was primarily due to lower revenue from trading activities and lower merchant banking revenue, partially offset by lower non-interest expenses. Non-interest expenses were down mainly as a result of significantly lower revenue-related compensation. The decrease in reported earnings from the prior quarter was mainly due to lower revenue as a result of lower merchant banking revenue, offset in part by a lower provision for credit losses and lower revenue-related compensation. CIBC's reported earnings for the nine months ended July 31, 2002 were $753 million, down $691 million from the same period in 2001 primarily due to lower revenue from trading activities, lower net merchant banking asset gains and a higher provision for credit losses, offset in part by lower revenue-related compensation.

      During the quarter, CIBC early adopted the requirements of the Canadian Institute of Chartered Accountants' (CICA) Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The standard affects CIBC in two ways. First, the standard requires the ongoing measurement of stock appreciation rights (SARs) through the income statement. Second, as encouraged by the accounting standard, CIBC has expensed stock options.

      The consolidated financial statements for the first and second quarters have been restated to reflect the early adoption of this accounting standard. The effect of the change in accounting policy on reported earnings for 2002 is included in footnote (1) to the table below.

      Reported earnings per share (EPS), diluted, and reported return on equity
(ROE) were $0.41 and 6.2%, respectively, for the quarter, compared with $1.13 and 17.4% in the third quarter of 2001 and $0.51 and 8.0% in the prior quarter. Reported EPS, diluted, and reported ROE for the nine months ended July 31, 2002 were $1.75 and 8.9%, respectively, compared with $3.55 and 18.6% for the same period in 2001.

      CIBC's operating earnings for the quarter were $276 million, as noted in the table below, down $258 million from the third quarter of 2001. Operating earnings were down $56 million from the prior quarter. CIBC's operating earnings for the nine months ended July 31, 2002 were $1,039 million, down $617 million from the same period in 2001. The decreases in operating earnings were primarily due to the reasons noted above.

      Operating EPS, diluted, and operating ROE were $0.64 and 9.6%, respectively, for the quarter, compared with $1.33 and 20.4% in the third quarter of 2001 and $0.79 and 12.4% in the prior quarter. Operating EPS, diluted, and operating ROE for the nine months ended July 31, 2002 were $2.53 and 12.8%, respectively, compared with $4.11 and 21.5% for the same period in 2001.

----------------------------------------------------------------------------------------------------------------------

                                                              For the three months ended     For the nine months ended
                                                     -----------------------------------   ---------------------------
                                                        2002        2002            2001             2002         2001
Unaudited, $ millions                                Jul. 31     Apr. 30 (1)     Jul. 31          Jul. 31      Jul. 31
----------------------------------------------------------------------------------------   ---------------------------
Reported earnings(1)                                  $  193      $  227          $  460          $   753      $ 1,444
  Less:
    Gain on sale of corporate assets(2)                   10          --              22               10           65
    Adjustment for tax rate changes(3)                    --          --             (21)              --          (66)
    Merrill Lynch acquisition-related costs(4)           (27)        (41)             --              (99)          --
    Events of September 11, 2001(5)                      (12)         --              --              (12)          --
    Goodwill amortization(6)                              --          --             (11)              --          (34)
----------------------------------------------------------------------------------------   ---------------------------
Adjusted earnings(7)                                     222         268             470              854        1,479
----------------------------------------------------------------------------------------   ---------------------------
  Less:
    Net impact of Amicus(8)                              (54)        (64)            (64)            (185)        (177)
----------------------------------------------------------------------------------------   ---------------------------
Operating earnings(7)                                 $  276      $  332          $  534          $ 1,039      $ 1,656
----------------------------------------------------------------------------------------   ---------------------------
EPS(9) - diluted, reported                            $ 0.41      $ 0.51          $ 1.13          $  1.75      $  3.55
       - diluted, adjusted                            $ 0.49      $ 0.62          $ 1.16          $  2.02      $  3.64
       - diluted, operating                           $ 0.64      $ 0.79          $ 1.33          $  2.53      $  4.11
----------------------------------------------------------------------------------------   ---------------------------
ROE    - reported                                        6.2%        8.0%           17.4%             8.9%        18.6%
       - adjusted                                        7.4%        9.7%           17.8%            10.3%        19.1%
       - operating                                       9.6%       12.4%           20.4%            12.8%        21.5%
----------------------------------------------------------------------------------------   ---------------------------

Please refer to the accompanying footnotes.


4                                                        CIBC Third Quarter 2002

Footnotes

(1) Reported earnings include the impact of CIBC's early adoption in the third quarter of 2002 of the requirements of the CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Certain comparative figures have been restated. The effect of this change on reported earnings for 2002 is provided below.

-----------------------------------------------------------------------------------------------------------------------------------

                                                                            For the three months ended    For the nine months ended
                                                                          ----------------------------   --------------------------
                                                                              2002      2002      2002                         2002
Unaudited, $ millions                                                      Jul. 31   Apr. 30   Jan. 31                      Jul. 31
------------------------------------------------------------------------------------------------------   --------------------------
Increase (decrease) in reported earnings for change in accounting policy
  Stock appreciation rights                                                $    30   $     1   $   (16)                     $    15
  Stock options                                                                 (6)       (9)       (6)                         (21)
------------------------------------------------------------------------------------------------------   --------------------------
                                                                           $    24   $    (8)  $   (22)                     $    (6)
------------------------------------------------------------------------------------------------------   --------------------------
Impact on EPS
  Basic                                                                    $  0.07   $ (0.02)  $ (0.06)                     $ (0.02)
  Diluted                                                                  $  0.07   $ (0.02)  $ (0.05)                     $ (0.02)
------------------------------------------------------------------------------------------------------   --------------------------

      Opening retained earnings at November 1, 2001 were charged $42 million after-tax to recognize the cumulative amount relating to all vested SARs outstanding at the beginning of the fiscal year of adoption.

(2) During the third quarter of 2002, a $10 million after-tax gain was recognized relating to the sale of CIBC's investment in Life of Barbados Limited. During the third quarter of 2001, a $22 million after-tax gain was recognized on the sale of two of CIBC's off-shore banking subsidiaries, CIBC Fund Managers (Guernsey) Limited and CIBC Bank and Trust Company (Channel Islands) Limited (collectively Guernsey private banking business). During the second quarter of 2001, a $43 million after-tax gain was recognized relating to the sale of the Merchant Card Services business.

(3) During the third quarter of 2001, it was determined that the provincial income tax rate decreases proposed in the May 9, 2001 Ontario Budget and the July 30, 2001 British Columbia Budget Update were substantially enacted. As a result, CIBC recognized a $21 million charge to income tax expense in that quarter, thereby reducing its future income tax assets, in recognition of the fact that temporary differences will reverse when the rates are lower. An adjustment of $45 million was recognized in the first quarter of 2001, resulting from the federal income tax rate decreases proposed in the October 18, 2000 federal government Economic Statement and Budget Update.

(4) Costs incurred relate to the acquisition of Merrill Lynch Canada Inc.'s Private Client & Securities Services businesses. These costs also include additional compensation to certain investment advisors within CIBC Wood Gundy.

(5) During the third quarter of 2002, an after-tax expense of $12 million was recognized relating to losses and incremental expenses incurred for certain of CIBC's New York operations located at One World Financial Center, in close proximity to the World Trade Center.

(6)   On November 1, 2001, CIBC adopted the requirements of the CICA Handbook section 3062, "Goodwill and Other Intangible Assets", which require that amortization of goodwill, including that relating to equity accounted investments, cease after October 31, 2001. Accordingly, adjusted earnings for 2001 include adding back amortization of goodwill to present 2001 results on a basis comparable to the current period.

(7) Operating earnings exclude items that, in management's opinion, are either unusual in nature, or that relate to substantial strategic investments (e.g. Amicus), thereby allowing for the analysis of business trends and the performance of CIBC's business lines. Adjusted earnings exclude only unusual items. The words "operating earnings" and "adjusted earnings" do not have a standardized meaning under generally accepted accounting principles and consequently, may not be comparable to similar measures presented by other companies. Please refer to the "Operating performance measurements" section in this report for further details.

(8) During the first quarter of 2002, certain business activities were moved from Retail Products to Amicus. Please refer to the "Management's Discussion and Analysis - Segmented" section in this report for further details. Comparative information has been restated.

(9) During the first quarter of 2002, CIBC retroactively adopted the CICA Handbook section 3500, "Earnings Per Share". Prior period EPS figures have been restated.


CIBC Third Quarter 2002                                                        5

Revenue
--------------------------------------------------------------------------------

      CIBC's reported revenue for the quarter was $2,562 million on a taxable equivalent basis (TEB), down $338 million from the third quarter of 2001 and down $428 million from the prior quarter. Reported revenue for the nine months ended July 31, 2002 was $8,630 million, up $23 million from the same period in 2001.

      Operating revenue (TEB) for the quarter was $2,487 million, down $350 million from the third quarter of 2001 and down $452 million from the prior quarter. Operating revenue for the nine months ended July 31, 2002 was $8,458 million, up $24 million from the same period in 2001.

      Revenue in the current quarter was down compared with the third quarter of 2001 due to lower revenue from trading activities and lower merchant banking revenue as a result of weak market conditions, partially offset by higher net interest income from improved spreads and continuing growth in mortgages and cards balances and revenue from acquired businesses. CIBC's revenue decreased from the prior quarter primarily due to lower merchant banking revenue. Revenue for the nine months ended July 31, 2002 increased slightly over the same period in 2001 primarily due to the reasons noted above. However, lower revenue from trading activities and merchant banking were more than offset by higher net interest income and revenue from acquired businesses.

----------------------------------------------------------------    ---------------------------

                                      For the three months ended      For the nine months ended
                             -----------------------------------    ---------------------------
                                  2002         2002         2001              2002         2001
Unaudited, $ millions          Jul. 31      Apr. 30      Jul. 31           Jul. 31      Jul. 31
----------------------------------------------------------------    ---------------------------
Reported revenue (TEB)         $ 2,562      $ 2,990      $ 2,900           $ 8,630      $ 8,607
Less:
  Gain on sale of
    corporate assets                13           --           22                13           80
  Amicus(1)                         62           51           48               159          109
  Goodwill amortization -
    equity accounted
      investments                   --           --           (7)               --          (16)
----------------------------------------------------------------    ---------------------------
Operating revenue (TEB)        $ 2,487      $ 2,939      $ 2,837           $ 8,458      $ 8,434
----------------------------------------------------------------    ---------------------------

(1) Comparative figures have been restated to conform with the presentation used in the first quarter of 2002.

Non-interest expenses
--------------------------------------------------------------------------------

      CIBC's reported non-interest expenses for the quarter were $1,982 million, down $90 million from the third quarter of 2001 and down $331 million from the prior quarter. Reported non-interest expenses for the nine months ended July 31, 2002 were $6,456 million, up $513 million from the same period in 2001.

      Operating non-interest expenses for the quarter were $1,771 million, down $149 million from the third quarter of 2001 and down $330 million from the prior quarter. Operating non-interest expenses for the nine months ended July 31, 2002 were $5,839 million, up $306 million from the same period in 2001.

      The decrease in non-interest expenses from the third quarter of 2001 and the prior quarter was primarily due to a significant reduction in revenue-related compensation. In addition, the early adoption of the accounting standard for stock-based compensation resulted in a net positive impact of $43 million over the third quarter of 2001 and $51 million over the prior quarter. The reduction in SARs expense in the third quarter of 2002, which was the result of a lower CIBC common share price, more than offset the cost of expensing stock options. The decrease in non-interest expenses from the third quarter of 2001 was partially offset by the inclusion of ongoing expenses related to acquired businesses.

      Non-interest expenses for the nine months ended July 31, 2002 were up from the same period in 2001 mainly due to ongoing expenses related to acquired businesses, partially offset by the reduction in revenue-related compensation. On a year-to-date basis, the net impact of the early adoption of accounting for stock-based compensation is minimal.

---------------------------------------------------------------------     ---------------------------

                                           For the three months ended       For the nine months ended
                                  -----------------------------------     ---------------------------
                                       2002         2002         2001               2002         2001
Unaudited, $ millions               Jul. 31      Apr. 30 (1)  Jul. 31            Jul. 31      Jul. 31
---------------------------------------------------------------------     ---------------------------
Reported non-interest
  expenses                          $ 1,982      $ 2,313      $ 2,072            $ 6,456      $ 5,943
Less:
  Merrill Lynch acquisition-
    related costs                        44           68           --                162           --
  Events of September 11, 2001           20           --           --                 20           --
  Amicus(2)                             147          144          148                435          392
  Goodwill amortization                  --           --            4                 --           18
---------------------------------------------------------------------     ---------------------------
Operating non-interest
  expenses                          $ 1,771      $ 2,101      $ 1,920            $ 5,839      $ 5,533
---------------------------------------------------------------------     ---------------------------

(1) Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870.

(2) Comparative figures have been restated to conform with the presentation used in the first quarter of 2002.

Events of September 11, 2001
--------------------------------------------------------------------------------

      Management is nearing completion of the process of evaluating the extent of damage and related insurance recoveries for property damage, additional expenses and business interruption arising from the events of September 11, 2001. During the quarter, expenses of $20 million were recorded as other non-interest expenses.

      Management has decided to locate a number of employee groups in the downtown Manhattan area but has not made a final decision whether to return to One World Financial Center once it becomes fully tenantable. Management has surrendered a portion of the space previously occupied in One World Financial Center to the landlord pursuant to the terms of the existing lease. The full financial impact of these decisions was not determinable at the time of preparation of the interim consolidated financial statements.


6                                                        CIBC Third Quarter 2002

Taxes
--------------------------------------------------------------------------------

      CIBC's reported income tax expense for the quarter was $54 million, down $22 million from the third quarter of 2001. This was primarily due to lower earnings. The effective tax rate for CIBC in the third quarter of 2002 was higher than in the third quarter of 2001 as a result of a greater proportion of higher taxed income primarily from Canadian operations. The tax expense in the quarter was up $22 million from the prior quarter largely because of lower provision for credit losses in the U.S.

      Income tax expense for the nine months ended July 31, 2002 was $99 million, down $300 million from the same period in 2001 due to lower earnings and a reduced proportion of higher taxed income from North American operations. This was largely a result of higher provision for credit losses in North America in 2002. This also resulted in a lower effective tax rate.

Significant accounting policies
--------------------------------------------------------------------------------

      The accounting policies of CIBC are fundamental to understanding the results of operations and financial condition of CIBC. A summary of significant accounting policies is presented on pages 67 to 70 of the 2001 Annual Report and a summary of changes to these policies is included in the notes to CIBC's interim consolidated financial statements.

      Certain accounting policies require management to make judgements and best estimates. Any change in these judgements and estimates could have a material impact on the financial results and understanding of CIBC's financial condition. Management has established policies and control procedures that are intended to ensure the application of accounting policies and that the processes for changing methodologies are well controlled, applied consistently and occur in an appropriate and systematic manner.

      Accounting policies which involve management's judgements include those relating to loans, specifically in determining the allowance for credit losses and retained interests from securitizations, assessing other than temporary impairment of securities held for investment, the mark to market of trading instruments at fair value, valuation of goodwill and other intangible assets, valuation of post-employment and post-retirement obligations, taxes and restructuring.

Stock option plans
--------------------------------------------------------------------------------

      CIBC has stock option plans that are designed to attract and retain talented employees, and align shareholders, directors and employee interests. The two stock option plans are the Employee Stock Option Plan (ESOP) and the Non-officer Director Stock Option Plan, as detailed in Note 13 to the consolidated financial statements in the 2001 Annual Report.

      All stock option grants under ESOP are approved by the Management Resources and Compensation Committee of the CIBC Board of Directors (the Committee). None of the members of the Committee is a present or former officer of CIBC or any of its subsidiaries.

      During the quarter, CIBC adopted the fair-value based method to account for stock options. This is further explained in the notes to the interim consolidated financial statements.

      The dilution impact of the stock option plans is summarized in the table below. The dilution impact is calculated as the new option grants for the year, net of options forfeited by employees leaving the company, divided by the average number of shares outstanding during the year.

-----------------------------------------------------------------------------------------------------------------

Unaudited                                             2002 YTD       2001    2000    1999    1998    1997    1996
--------------------------------------------------------------    -----------------------------------------------
Net options granted (millions)                             2.8        2.4     5.1     4.5     3.4     3.4     3.0

Average number of shares outstanding (millions)          361.1      372.3   388.9   409.8   415.0   413.5   415.0

Net grants during period as % of average
  number of shares outstanding                             0.8%       0.6%    1.3%    1.1%    0.8%    0.8%    0.7%
--------------------------------------------------------------    -----------------------------------------------


CIBC Third Quarter 2002                                                        7

MANAGEMENT'S DISCUSSION AND ANALYSIS - SEGMENTED

During the first quarter of 2002, CIBC expanded and realigned its businesses as part of its strategy to focus more on retail-related operations. CIBC's reporting structure was expanded to five business lines, with Amicus reflected as a separate business line. Two of the other business lines were renamed to reflect the nature of the businesses. CIBC's five business lines are Retail Products (formerly Electronic Commerce, Technology and Operations); Retail Markets (formerly Retail and Small Business Banking); Wealth Management; CIBC World Markets; and Amicus (formerly part of Electronic Commerce, Technology and Operations). These business lines are supported by three functional groups - Treasury, Balance Sheet and Risk Management; Administration; and Corporate Development.

      More specifically, during the first quarter of 2002, CIBC realigned the following businesses:

o the payments business (chequing, savings and current accounts) and electronic banking services, specifically, telephone banking, Internet banking and branch ABMs, moved from Retail Products to Retail Markets;

o non-branch ABMs and President's Choice Financial mortgages moved from Retail Products to Amicus;

o     lending products moved from Retail Markets to Retail Products; and

o asset management moved from private client investment (formerly private client investment and asset management) to wealth products, both within Wealth Management.

      Prior period segmented financial information has been restated.

      During the first quarter of 2002, CIBC acquired Merrill Lynch Canada Inc.'s Private Client & Securities Services businesses and CM Investment Management Inc. (formerly Merrill Lynch Investment Managers Canada Inc.). These businesses are in Wealth Management as part of private client investment and wealth products, respectively.

      During the second quarter, CIBC acquired control of Juniper Financial Corp., a U.S. credit card company. This investment is included in merchant banking in CIBC World Markets.

      During the third quarter, it was announced that management responsibility for various lines of business within Retail Products would be redistributed. The segmented financial information is expected to be aligned to reflect the new structure in the fourth quarter of 2002.

      As described in the 2001 Annual Report, CIBC measures and reports the results of operations of its business lines using the Manufacturer / Customer Segment / Distributor Management Model.

Operating performance measurements
--------------------------------------------------------------------------------

      The principal measurements used by CIBC to assess business line performance include: operating earnings, ROE, which is based on risk-adjusted (economic) capital, and economic profit. These measures assist CIBC in achieving its objectives of controlled growth and returns commensurate with the risk taken. For a detailed discussion on how CIBC reports, please refer to page 25 of the 2001 Annual Report.

      Management uses operating earnings and adjusted earnings to review and analyze the performance of its business lines. Operating earnings exclude items that, in management's opinion, are either unusual in nature, or that relate to substantial strategic investments (e.g. Amicus), thereby allowing for the analysis of business trends. Adjusted earnings exclude only unusual items. The words "operating earnings" and "adjusted earnings" do not have a standardized meaning under generally accepted accounting principles and consequently, may not be comparable to similar measures presented by other companies.

Retail Products
--------------------------------------------------------------------------------

Retail Products comprises card products, lending products, mortgages and insurance. The business also manages CIBC's technology and operations function.

--------------------------------------------------------------------------------
Ongoing Objectives                              Q3 Performance
--------------------------------------------------------------------------------
Achieve 25% - 30% operating                     Operating ROE of 38% for the
ROE.                                            quarter and 42% year-to-date.

--------------------------------------------------------------------------------
Bring to market two new                         No new ventures have been
cibc.com ventures annually.                     announced year-to-date.

--------------------------------------------------------------------------------

Earnings

---------------------------------------------------------------------    ---------------------------

                                           For the three months ended      For the nine months ended
                              ---------------------------------------    ---------------------------
                                   2002         2002         2001             2002          2001
Unaudited, $ millions           Jul. 31      Apr. 30      Jul. 31 (1)      Jul. 31       Jul. 31 (1)
---------------------------------------------------------------------    ---------------------------
Total revenue (TEB)              $  625       $  647       $  608          $ 2,010       $ 1,820
Non-interest expenses               270          257          252              796           729
Provision for credit losses         106           99          108              336           306
---------------------------------------------------------------------    ---------------------------
Income before taxes and
  non-controlling interests         249          291          248              878           785
Income taxes and
  non-controlling interests          83           95           88              296           271
---------------------------------------------------------------------    ---------------------------
Reported earnings                   166          196          160              582           514
---------------------------------------------------------------------    ---------------------------

---------------------------------------------------------------------    ---------------------------
Less:
  Gain on sale of
    corporate assets                 --           --           --               --            43
  Goodwill amortization              --           --           (4)              --            (9)
---------------------------------------------------------------------    ---------------------------
Operating earnings               $  166       $  196       $  164          $   582       $   480
---------------------------------------------------------------------    ---------------------------

---------------------------------------------------------------------    ---------------------------
Reported efficiency ratio          43.2%        39.7%        41.3%            39.6%         40.0%
Reported ROE                       38.4%        42.0%        30.6%            42.4%         33.8%
Reported economic profit         $  114       $  143       $   98          $   426       $   330
---------------------------------------------------------------------    ---------------------------
Operating efficiency ratio         43.2%        39.7%        40.8%            39.6%         40.9%
Operating ROE                      38.4%        42.0%        31.4%            42.4%         31.4%
Operating economic profit        $  114       $  143       $  102          $   426       $   296
---------------------------------------------------------------------    ---------------------------

(1)   Comparative figures have been restated to exclude Amicus.


8                                                        CIBC Third Quarter 2002

      Operating earnings for the quarter were $166 million, up $2 million from the third quarter of 2001. Operating earnings were down $30 million from the prior quarter due to higher internal commissions paid to the customer segments by lending products, increased non-interest expenses and increases in the provision for credit losses.

      Operating earnings for the nine months ended July 31, 2002 were $582 million, up $102 million from the same period in 2001 due to growing volumes and wider spreads in both cards and mortgages. Reported earnings can be found in the table above.

Revenue

--------------------------------------------------------------      -----------------------------

                                    For the three months ended          For the nine months ended
                           -----------------------------------      -----------------------------
                                2002       2002       2001                  2002         2001
Unaudited, $ millions        Jul. 31    Apr. 30    Jul. 31 (1)           Jul. 31      Jul. 31 (1)
--------------------------------------------------------------      -----------------------------
Reported revenue (TEB)
  Cards                        $ 308      $ 302      $ 266               $   917      $   838
  Lending products               124        149        155                   445          472
  Mortgages                      134        134        128                   432          340
  Insurance                       19         19         13                    53           38
  Other                           40         43         46                   163          132
--------------------------------------------------------------      -----------------------------
                                 625        647        608                 2,010        1,820
--------------------------------------------------------------      -----------------------------

--------------------------------------------------------------      -----------------------------
Less:
  Gain on sale of
    corporate assets              --         --         --                    --           58
  Goodwill amortization -
    equity accounted
      investments                 --         --         (3)                   --           (4)
--------------------------------------------------------------      -----------------------------

--------------------------------------------------------------      -----------------------------
Operating revenue (TEB)
  Cards                          308        302        269                   917          784
  Lending products               124        149        155                   445          472
  Mortgages                      134        134        128                   432          340
  Insurance                       19         19         13                    53           38
  Other                           40         43         46                   163          132
--------------------------------------------------------------      -----------------------------
                               $ 625      $ 647      $ 611               $ 2,010      $ 1,766
--------------------------------------------------------------      -----------------------------

(1)   Comparative figures have been restated to exclude Amicus.

      Operating revenue for the quarter was $625 million, up $14 million from the third quarter of 2001 due to increased volumes in mortgages and increased spreads in cards, partially offset by increased internal commissions paid to the customer segments by lending products. Operating revenue was down $22 million from the prior quarter mainly due to increased internal commissions paid by lending products and a decrease in the percentage of customers paying interest on outstanding card balances, which more than offset the impact of volume increases in mortgages and cards, and the benefit of three additional days in the quarter.

      Operating revenue for the nine months ended July 31, 2002 was $2,010 million, up $244 million from the same period in 2001 due to improved spreads and volumes in cards and mortgages, and increased levels of prepayment fees earned in mortgages. Higher internal commissions, especially in lending products, have partially offset these increases. Reported revenue can be found in the table above.

Non-interest expenses

--------------------------------------------------------------   ---------------------------

                                    For the three months ended     For the nine months ended
                           -----------------------------------   ---------------------------
                                2002       2002       2001               2002       2001
Unaudited, $ millions        Jul. 31    Apr. 30    Jul. 31 (1)        Jul. 31    Jul. 31 (1)
--------------------------------------------------------------   ---------------------------
Reported non-interest
  expenses                     $ 270      $ 257      $ 252              $ 796      $ 729
Less:
  Goodwill amortization           --         --          1                 --          5
--------------------------------------------------------------   ---------------------------
Operating non-interest
  expenses                     $ 270      $ 257      $ 251              $ 796      $ 724
--------------------------------------------------------------   ---------------------------

(1)   Comparative figures have been restated to exclude Amicus.

      Operating non-interest expenses for the quarter were $270 million, up $19 million from the third quarter in 2001 due to higher employee compensation and communications costs. Operating non-interest expenses were up $13 million from the prior quarter for the same reasons.

      Operating non-interest expenses for the nine months ended July 31, 2002 were $796 million, up $72 million from the same period in 2001 due to higher employee compensation, communications costs, depreciation and advertising. Reported non-interest expenses can be found in the table above.

      The regular workforce headcount totaled 13,214 at the end of the quarter, up 889 from the third quarter of 2001 and up 170 from the prior quarter to support the increased growth in mortgages and other areas.

Provision for credit losses

      Provision for credit losses was $106 million for the quarter, down $2 million from the third quarter of 2001. Provision for credit losses was up $7 million from the prior quarter due to an increase in lending products and recoveries realized in the prior quarter.

      Provision for credit losses for the nine months ended July 31, 2002 was $336 million, up $30 million from the same period in 2001 due to a softening in the economy and volume growth in cards.

Retail Markets
--------------------------------------------------------------------------------

Retail Markets provides financial services to retail and small business customers in Canada, as well as retail and commercial customers in the Caribbean. These services are offered through CIBC's extensive branch network and through CIBC's rapidly expanding electronic channels, such as telephone banking, Internet banking, ABMs and debit cards. The business line also manages the payments business (chequing, savings and current accounts) for which revenue and expenses are allocated to all the customer segments.


CIBC Third Quarter 2002                                                        9

--------------------------------------------------------------------------------
Ongoing Objectives                              Q3 Performance
--------------------------------------------------------------------------------
Achieve operating ROE of 17%                    Operating ROE of 55% for the
- 20%.                                          quarter and 42% year-to-date.

                                                Operating ROE is significantly
                                                above plan largely because the
                                                amount of capital required is
                                                well below the amount in the
                                                original plan.

--------------------------------------------------------------------------------
Improve customer loyalty.                       Internal customer loyalty survey
                                                for July 2002 shows the 12
                                                month rolling average
                                                unchanged at 65%.

--------------------------------------------------------------------------------
Become the leading bank for                     Small business revenue growth
small business customers.                       was 7% during the first nine
                                                months compared with the same
                                                period last year.

                                                Small business banking loan
                                                portfolio grew 0.6% from the
                                                prior quarter and 6.8% year-to-
                                                date.

--------------------------------------------------------------------------------

Earnings

-----------------------------------------------------------------      ---------------------------

                                       For the three months ended        For the nine months ended
                              -----------------------------------      ---------------------------
                                   2002         2002         2001               2002          2001
Unaudited, $ millions           Jul. 31      Apr. 30      Jul. 31            Jul. 31       Jul. 31
-----------------------------------------------------------------      ---------------------------
Total revenue (TEB)              $  577       $  513       $  500            $ 1,594       $ 1,471
Non-interest expenses               465          442          439              1,341         1,247
Provision for credit losses          --            3            5                 14            17
-----------------------------------------------------------------      ---------------------------
Income before taxes and
  non-controlling interests         112           68           56                239           207
Income taxes and
  non-controlling interests          35           18            9                 68            35
-----------------------------------------------------------------      ---------------------------
Reported earnings                    77           50           47                171           172
-----------------------------------------------------------------      ---------------------------

-----------------------------------------------------------------      ---------------------------
Less:
  Gain on sale of
    corporate assets                 10           --           --                 10            --
-----------------------------------------------------------------      ---------------------------
Operating earnings               $   67       $   50       $   47            $   161       $   172
-----------------------------------------------------------------      ---------------------------

-----------------------------------------------------------------      ---------------------------
Reported efficiency ratio          80.6%        86.4%        87.9%              84.1%         84.8%
Reported ROE                       64.1%        38.4%        34.7%              44.7%         43.2%
Reported economic profit         $   62       $   35       $   32            $   127       $   124
-----------------------------------------------------------------      ---------------------------
Operating efficiency ratio         82.4%        86.4%        87.9%              84.8%         84.8%
Operating ROE                      55.2%        38.4%        34.7%              41.9%         43.2%
Operating economic profit        $   52       $   35       $   32            $   117       $   124
-----------------------------------------------------------------      ---------------------------

      Operating earnings for the quarter were $67 million, up $20 million from the third quarter of 2001 due to higher revenue and a lower provision for credit losses, partially offset by increased non-interest expenses. Operating earnings for the quarter were up $17 million from the prior quarter due to revenue growth, partially offset by higher non-interest expenses.

      Operating earnings for the nine months ended July 31, 2002 were $161 million, down $11 million from the same period in 2001, as 8% revenue growth was more than offset by higher non-interest expenses and a higher effective tax rate. Reported earnings can be found in the table above.

Revenue

---------------------------------------------------------   ---------------------------

                               For the three months ended     For the nine months ended
                          -------------------------------   ---------------------------
                               2002       2002       2001             2002         2001
Unaudited, $ millions       Jul. 31    Apr. 30    Jul. 31          Jul. 31      Jul. 31
---------------------------------------------------------   ---------------------------
Reported revenue (TEB)
  Retail banking              $ 302      $ 266      $ 249          $   814      $   738
  Small business banking        188        171        167              530          496
  West Indies                    81         69         70              225          208
  Other                           6          7         14               25           29
---------------------------------------------------------   ---------------------------
                                577        513        500            1,594        1,471
---------------------------------------------------------   ---------------------------

---------------------------------------------------------   ---------------------------
Less:
  Gain on sale of
    corporate assets             13         --         --               13           --
---------------------------------------------------------   ---------------------------

---------------------------------------------------------   ---------------------------
Operating revenue (TEB)
  Retail banking                302        266        249              814          738
  Small business banking        188        171        167              530          496
  West Indies                    68         69         70              212          208
  Other                           6          7         14               25           29
---------------------------------------------------------   ---------------------------
                              $ 564      $ 513      $ 500          $ 1,581      $ 1,471
---------------------------------------------------------   ---------------------------

      Operating revenue for the quarter was $564 million, up $64 million from the third quarter of 2001 due to strong volume growth and increased internal commissions from product manufacturers, which more than offset the effect of lower deposit spreads. Operating revenue was up $51 million from the prior quarter mainly due to higher commissions from the product manufacturers, three more days in the quarter, improved deposit spreads and volume growth.

      Operating revenue for the nine months ended July 31, 2002 was $1,581 million, up $110 million from the same period in 2001 primarily due to increased fee and commission revenue from product manufacturers and 13% domestic deposit volume growth, which more than offset the revenue decrease due to lower deposit spreads. Reported revenue can be found in the table above.

Non-interest expenses

-------------------------------------------------------    ---------------------------

                             For the three months ended      For the nine months ended
                        -------------------------------    ---------------------------
                             2002       2002       2001              2002         2001
Unaudited, $ millions     Jul. 31    Apr. 30    Jul. 31           Jul. 31      Jul. 31
-------------------------------------------------------    ---------------------------
Reported and operating
  non-interest
    expenses                $ 465      $ 442      $ 439           $ 1,341      $ 1,247
-------------------------------------------------------    ---------------------------

      Non-interest expenses for the quarter were $465 million, up $26 million from the third quarter of 2001 and up $23 million from the prior quarter, primarily due to higher marketing, technology and operations costs, and other support expenses.

      Non-interest expenses for the nine months ended July 31, 2002 were $1,341 million, up $94 million from the same period in 2001, mainly due to increased compensation and higher infrastructure spending on technology and other initiatives.

      The regular workforce headcount totaled 14,175, down 388 from the third quarter of 2001 and down 394 from the prior quarter, as a result of the cost reduction program announced in the fourth quarter of 2001.


10                                                       CIBC Third Quarter 2002

Provision for credit losses

      Provision for credit losses for the quarter was down $5 million from the third quarter of 2001 and down $3 million from the prior quarter.

      Provision for credit losses for the nine months ended July 31, 2002 was $14 million compared with $17 million in 2001.

Wealth Management
--------------------------------------------------------------------------------

Wealth Management is focused on providing relationship-based advisory sales, service and product solutions to the full spectrum of wealth building clients. The business delivers a wide selection of investment products and services - full-service brokerage in Canada and the U.S., discount brokerage, asset management, global private banking and trust, and a broad selection of investment and credit services through our branch-based sales force.

--------------------------------------------------------------------------------
Ongoing Objectives                             Q3 Performance
--------------------------------------------------------------------------------
Achieve more than 50%                          Operating ROE of 64% for the
operating ROE.                                 quarter and 60% year-to-date.

--------------------------------------------------------------------------------
Increase mutual fund assets by                 Mutual fund assets increased
9% for the year.                               16% year-to-date which
                                               includes acquired assets of CM
                                               Investment Management Inc.
                                               Excluding acquired assets,
                                               growth was 1% year-to-date.

--------------------------------------------------------------------------------
Increase total Wealth                          Non-institutional assets under
Management non-institutional                   administration increased 27%
assets under administration by                 year-to-date which includes
4% for the year.                               acquired assets of Merrill
                                               Lynch Canada Inc. and CM
                                               Investment Management Inc.
                                               Excluding acquired assets,
                                               growth was negative 1% year-
                                               to-date.

--------------------------------------------------------------------------------

Earnings

----------------------------------------------------------------------    ---------------------------

                                            For the three months ended      For the nine months ended
                                 -------------------------------------    ---------------------------
                                      2002          2002          2001            2002           2001
Unaudited, $ millions              Jul. 31       Apr. 30       Jul. 31         Jul. 31        Jul. 31
----------------------------------------------------------------------    ---------------------------
Total revenue (TEB)                 $  707        $  751        $  598         $ 2,133        $ 1,772
Non-interest expenses                  626           710           488           1,936          1,413
----------------------------------------------------------------------    ---------------------------
Income before taxes                     81            41           110             197            359
Income taxes                            24             8            20              54             84
----------------------------------------------------------------------    ---------------------------
Reported earnings                       57            33            90             143            275
----------------------------------------------------------------------    ---------------------------

----------------------------------------------------------------------    ---------------------------
Less:
  Gain on sale of
    corporate assets                    --            --            22              --             22
  Merrill Lynch acquisition-
    related costs                      (27)          (41)           --             (99)            --
----------------------------------------------------------------------    ---------------------------
Operating earnings                  $   84        $   74        $   68         $   242        $   253
----------------------------------------------------------------------    ---------------------------

----------------------------------------------------------------------    ---------------------------
Reported efficiency ratio             88.6%         94.5%         81.5%           90.8%          79.7%
Reported ROE                          42.6%         22.4%         81.5%           34.8%          85.8%
Reported economic profit            $   41        $   17        $   77         $    97        $   236
----------------------------------------------------------------------    ---------------------------
Operating efficiency ratio            82.4%         85.5%         84.6%           83.2%          80.7%
Operating ROE                         63.7%         52.7%         61.1%           60.0%          78.8%
Operating economic profit           $   68        $   58        $   55         $   196        $   214
----------------------------------------------------------------------    ---------------------------

      Operating earnings for the quarter were $84 million, up $16 million from the third quarter of 2001. This is primarily due to operating earnings generated from the acquisitions of the private client business of Merrill Lynch Canada Inc., CM Investment Management Inc. and the remaining shares of TAL Global Asset Management Inc., as well as increased Imperial Service earnings. Operating earnings were up $10 million from the prior quarter primarily due to lower expenses resulting from cost management activities including integration synergies from the acquired businesses, partially offset by reduced revenue.

      Operating earnings for the nine months ended July 31, 2002 were $242 million, down $11 million from the same period in 2001 primarily due to lower revenue earned on GICs as a result of narrower spreads and lower volumes as well as lower treasury earnings. This was partially offset by increased Imperial Service commission revenue due to increased loan and mortgage volumes, as well as earnings from the acquisitions noted above. Reported earnings can be found in the table above.

Revenue

--------------------------------------------------------------    ---------------------------

                                    For the three months ended      For the nine months ended
                              --------------------------------    ---------------------------
                                   2002        2002       2001              2002         2001
Unaudited, $ millions           Jul. 31     Apr. 30    Jul. 31           Jul. 31      Jul. 31
--------------------------------------------------------------    ---------------------------
Reported revenue (TEB)
  Imperial Service                $ 176       $ 164      $ 168           $   498      $   471
  Private client investment         336         378        238             1,015          752
  Global private banking
    and trust                        31          30         53                95          117
  Wealth products                   166         162        116               476          380
  Other                              (2)         17         23                49           52
--------------------------------------------------------------    ---------------------------
                                    707         751        598             2,133        1,772
--------------------------------------------------------------    ---------------------------

--------------------------------------------------------------    ---------------------------
Less:
  Gain on sale of
    corporate assets                 --          --         22                --           22
--------------------------------------------------------------    ---------------------------

--------------------------------------------------------------    ---------------------------
Operating revenue (TEB)
  Imperial Service                  176         164        168               498          471
  Private client investment         336         378        238             1,015          752
  Global private banking
    and trust                        31          30         31                95           95
  Wealth products                   166         162        116               476          380
  Other                              (2)         17         23                49           52
--------------------------------------------------------------    ---------------------------
                                  $ 707       $ 751      $ 576           $ 2,133      $ 1,750
--------------------------------------------------------------    ---------------------------

      Operating revenue for the quarter was $707 million, up $131 million from the third quarter of 2001. This was primarily due to an overall increase in the revenue base for private client investment and wealth products resulting from the acquisitions of:

o     the remaining shares in TAL Global Asset Management Inc. in October 2001;

o     the retail brokerage business of Merrill Lynch Canada Inc. in December
      2001; and

o     CM Investment Management Inc. in January 2002.

      Revenue increases were partially offset by a reduction in treasury revenue and GIC revenue due to narrower spreads and lower volumes. Operating revenue was down $44 million from the prior quarter due to weaker market


CIBC Third Quarter 2002                                                       11
conditions affecting retail trading volumes and lower treasury revenue.

      Operating revenue for the nine months ended July 31, 2002 was $2,133 million, up $383 million from the same period in 2001 primarily due to the acquisitions and higher Imperial Service revenue, partially offset by lower GIC revenue. Reported revenue can be found in the table above.

Non-interest expenses

-------------------------------------------------------------    ---------------------------

                                   For the three months ended      For the nine months ended
                              -------------------------------    ---------------------------
                                   2002       2002       2001              2002         2001
Unaudited, $ millions           Jul. 31    Apr. 30    Jul. 31           Jul. 31      Jul. 31
-------------------------------------------------------------    ---------------------------
Reported non-interest
  expenses                        $ 626      $ 710      $ 488           $ 1,936      $ 1,413
Less:
  Merrill Lynch acquisition-
    related costs                    44         68         --               162           --
-------------------------------------------------------------    ---------------------------
Operating non-interest
  expenses                        $ 582      $ 642      $ 488           $ 1,774      $ 1,413
-------------------------------------------------------------    ---------------------------

      Operating non-interest expenses for the quarter were $582 million, up $94 million from the third quarter of 2001. Excluding the ongoing expenses of the acquired businesses, operating non-interest expenses were down $41 million from the third quarter of 2001 due to cost management activities. Operating non-interest expenses were down $60 million from the prior quarter primarily due to lower revenue-related compensation, integration synergies from acquired businesses and cost management activities.

      Operating non-interest expenses for the nine months ended July 31, 2002 were $1,774 million, up $361 million from the same period in 2001. Excluding the ongoing expenses of the acquired businesses, operating non-interest expenses were down $44 million due to cost management activities. Reported non-interest expenses can be found in the table above.

      The regular workforce headcount totaled 9,297, up 2,575 from the third quarter of 2001 due to the acquisitions noted above. The regular workforce headcount was down 114 from the prior quarter primarily resulting from the cost reduction program announced in the fourth quarter of 2001 and integration synergies from the acquired businesses.

CIBC World Markets
--------------------------------------------------------------------------------

CIBC World Markets is a full-service investment bank, active throughout North America and with growing capabilities in Europe and niche capabilities in Asia.

--------------------------------------------------------------------------------
Ongoing Objectives                              Q3 Performance
--------------------------------------------------------------------------------
Generate $1 billion in annual                   Operating loss for the quarter
net operating income after-tax.                 was $76 million, bringing year-
                                                to-date operating earnings to
                                                $122 million.

--------------------------------------------------------------------------------
Achieve a 15% - 20%                             Operating ROE of (10)% for
operating ROE.                                  the quarter and 3% year-to-
                                                date.

--------------------------------------------------------------------------------
Generate $600 million - $800                    Revenue of $(116) million in
million in annual merchant                      the quarter and $407 million
banking revenue.                                year-to-date.

--------------------------------------------------------------------------------

Earnings

---------------------------------------------------------------------     ---------------------------

                                           For the three months ended       For the nine months ended
                                  -----------------------------------     ---------------------------
                                       2002         2002         2001             2002           2001
Unaudited, $ millions               Jul. 31      Apr. 30      Jul. 31          Jul. 31        Jul. 31
---------------------------------------------------------------------     ---------------------------
Total revenue (TEB)                 $   553      $   982      $ 1,066          $ 2,710        $ 3,241
Non-interest expenses                   487          699          685            1,846          2,025
Provision for credit losses             179          283          138              855            367
---------------------------------------------------------------------     ---------------------------
(Loss) income before taxes and
  non-controlling interests            (113)          --          243                9            849
Income taxes and
  non-controlling interests             (37)         (57)          14             (113)           154
---------------------------------------------------------------------     ---------------------------
Reported (loss) earnings                (76)          57          229              122            695
---------------------------------------------------------------------     ---------------------------

---------------------------------------------------------------------     ---------------------------
Less:
  Goodwill amortization                  --           --           (3)              --            (10)
---------------------------------------------------------------------     ---------------------------
Operating (loss) earnings           $   (76)     $    57      $   232          $   122        $   705
---------------------------------------------------------------------     ---------------------------

---------------------------------------------------------------------     ---------------------------
Reported efficiency ratio              88.1%        71.2%        64.3%            68.1%          62.5%
Reported ROE                          (10.0)%        4.4%        23.4%             2.7%          21.2%
Reported economic
  (loss) profit                     $  (192)     $   (51)     $   116          $  (211)       $   308
---------------------------------------------------------------------     ---------------------------
Operating efficiency ratio             88.1%        71.2%        63.9%            68.1%          62.2%
Operating ROE                         (10.0)%        4.4%        23.8%             2.7%          21.5%
Operating economic
  (loss) profit                     $  (192)     $   (51)     $   119          $  (211)       $   317
---------------------------------------------------------------------     ---------------------------

      Operating loss for the quarter was $76 million, a decrease in operating earnings of $308 million from the third quarter of 2001 primarily due to significantly lower revenue and higher loan losses, partially offset by lower non-interest expenses. Operating earnings were down $133 million from the prior quarter as a result of lower revenue, partially offset by a decrease in the provision for credit losses and lower non-interest expenses.

      Operating earnings for the nine months ended July 31, 2002 were $122 million, down $583 million from the same period in 2001 due to the reasons noted above related to the prior year. Reported earnings can be found in the table above.


12                                                       CIBC Third Quarter 2002

Revenue

-------------------------------------------------------------    ---------------------------

                                   For the three months ended      For the nine months ended
                          -----------------------------------    ---------------------------
                               2002        2002          2001             2002          2001
Unaudited, $ millions       Jul. 31     Apr. 30       Jul. 31          Jul. 31       Jul. 31
-------------------------------------------------------------    ---------------------------
Reported and operating
  revenue (TEB)
  Capital markets            $  279       $ 307       $   365          $ 1,024       $ 1,214
  Investment banking
    and credit products         278         354           480              965         1,307
  Merchant banking             (116)        220           103              407           389
  Commercial banking            113         109           125              334           367
  Other                          (1)         (8)           (7)             (20)          (36)
-------------------------------------------------------------    ---------------------------
                             $  553       $ 982       $ 1,066          $ 2,710       $ 3,241
-------------------------------------------------------------    ---------------------------

      Revenue for the quarter was $553 million, down $513 million from the third quarter of 2001 due to lower trading and origination activities, along with the impact of net merchant banking asset write-downs. Revenue was down $429 million from the prior quarter. This decrease mainly related to merchant banking as the previous period included significant gains from closing out the remaining hedge contracts in respect of Global Crossing Ltd. shares, partially offset by asset write-downs. Trading and origination revenues were also lower than the prior period, reflecting the impact of continuing difficult financial markets in the U.S.

      Revenue for the nine months ended July 31, 2002 was $2,710 million, down $531 million from the same period in 2001 due to reduced trading and origination activity in the U.S. associated with continuing weak economic conditions.

Non-interest expenses

--------------------------------------------------------     ---------------------------

                              For the three months ended       For the nine months ended
                         -------------------------------     ---------------------------
                              2002       2002       2001               2002         2001
Unaudited, $ millions      Jul. 31    Apr. 30    Jul. 31            Jul. 31      Jul. 31
--------------------------------------------------------     ---------------------------
Reported non-interest
  expenses                   $ 487      $ 699      $ 685            $ 1,846      $ 2,025
Less:
  Goodwill amortization         --         --          3                 --           10
--------------------------------------------------------     ---------------------------
Operating non-interest
  expenses                   $ 487      $ 699      $ 682            $ 1,846      $ 2,015
--------------------------------------------------------     ---------------------------

      Operating non-interest expenses for the quarter were $487 million, down $195 million from the third quarter of 2001 mainly due to lower variable compensation. Operating non-interest expenses were down $212 million from the prior quarter mostly due to the reason noted above. The prior quarter also included higher severance costs associated with the reduction of staff.

      Operating non-interest expenses for the nine months ended July 31, 2002 were $1,846 million, down $169 million from the same period in 2001 mainly due to the reason noted above. Reported non-interest expenses can be found in the table above.

      The regular workforce headcount totaled 2,824, down 165 from the third quarter of 2001 reflecting the impact of the cost reduction program announced at year end and implementation of a more recent program to reduce staff levels. The regular workforce headcount was down 26 from the prior quarter.

Provision for credit losses

      Provision for credit losses for the quarter was $179 million, up $41 million from the third quarter of 2001 as the weak economic conditions experienced during the previous three quarters continued in the current quarter. The provision for credit losses was down $104 million from the prior quarter which included a significant loss in connection with the facilities to Teleglobe Inc.

      Provision for credit losses for the nine months ended July 31, 2002 was $855 million, up $488 million from the same period in 2001 due to a combination of deteriorating market conditions and specific provisions relating to Enron Corporation, Global Crossing Ltd. and Teleglobe Inc.

Amicus
--------------------------------------------------------------------------------

Amicus comprises the co-branded retail electronic banking businesses, including President's Choice Financial (Loblaw Companies Limited), Marketplace Bank (Winn-Dixie Stores, Inc.), Safeway SELECT Bank (Safeway Inc.) and the non-branch ABM business.

--------------------------------------------------------------------------------
Ongoing Objectives                         Q3 Performance
--------------------------------------------------------------------------------
Add at least one million new               99,000 customers were added
Amicus customers in the two-               in the quarter, bringing the total
year period ending October 31,             added since October 31, 2000
2002.                                      to 715,000 customers.

--------------------------------------------------------------------------------

Earnings

---------------------------------------------------------------     ---------------------------

                                     For the three months ended       For the nine months ended
                             ----------------------------------     ---------------------------
                                  2002        2002         2001               2002         2001
Unaudited, $ millions          Jul. 31     Apr. 30      Jul. 31            Jul. 31      Jul. 31
---------------------------------------------------------------     ---------------------------
Total revenue (TEB)              $  62       $  51       $   48             $  159       $  109
Non-interest expenses              147         144          148                435          395
Provision for credit losses          5           5            3                 15            7
---------------------------------------------------------------     ---------------------------
Loss before taxes                  (90)        (98)        (103)              (291)        (293)
Income taxes                       (36)        (34)         (39)              (106)        (113)
---------------------------------------------------------------     ---------------------------
Reported loss                      (54)        (64)         (64)              (185)        (180)
---------------------------------------------------------------     ---------------------------

---------------------------------------------------------------     ---------------------------
Less:
  Goodwill amortization             --          --           --                 --           (3)
---------------------------------------------------------------     ---------------------------
Adjusted loss                    $ (54)      $ (64)      $  (64)            $ (185)      $ (177)
---------------------------------------------------------------     ---------------------------

      Adjusted loss for the quarter was $54 million, down $10 million from the third quarter of 2001 and the prior quarter due to increased revenue. Adjusted loss for the nine months ended July 31, 2002 was $185 million, up $8 million from the same period in 2001 due to expense growth partially offset by increased revenue. Reported loss can be found in the table above.

      Revenue for the quarter was $62 million, up $14 million from the third quarter of 2001 and up $11 million from the prior quarter due to volume growth and spread improvements. Revenue for the nine months ended July 31, 2002 was $159 million, up $50 million from the same period in 2001 for the reasons noted above.


CIBC Third Quarter 2002                                                       13

      Non-interest expenses for the quarter were $147 million, comparable to the third quarter of 2001 and the prior quarter. Non-interest expenses for the nine months ended July 31, 2002 were $435 million, up $40 million from the same period in 2001 due to business growth in Canada and the U.S.

      The regular workforce headcount totaled 2,518 at the end of the quarter, down 108 from the third quarter of 2001 due to the cost reduction program. The regular workforce headcount was up 72 from the prior quarter primarily due to pavilion growth in the U.S.

      Provision for credit losses was $5 million for the quarter, up $2 million from the third quarter of 2001 due to business growth and unchanged from the prior quarter. Provision for credit losses for the nine months ended July 31, 2002 was $15 million, up $8 million from the same period in 2001 due to business growth.

Corporate and Other
--------------------------------------------------------------------------------

Corporate and Other comprises the three functional groups - Treasury, Balance Sheet and Risk Management; Administration; and Corporate Development - as well as CIBC Mellon's custody business and other revenue and expense items not directly attributable to the business lines. Activities of the functional groups on behalf of CIBC as a whole are captured in Corporate and Other.

Earnings

-------------------------------------------------------------------     ---------------------------

                                         For the three months ended       For the nine months ended
                                -----------------------------------     ---------------------------
                                     2002        2002          2001                2002        2001
Unaudited, $ millions             Jul. 31     Apr. 30 (1)   Jul. 31             Jul. 31     Jul. 31
-------------------------------------------------------------------     ---------------------------
Reported earnings (loss)            $  23       $ (45)        $  (2)              $ (80)      $ (32)
Less:
  Adjustment for tax rate
    changes                            --          --           (21)                 --         (66)
  Events of September 11, 2001        (12)         --            --                 (12)         --
  Goodwill amortization -
    equity accounted
      investments                      --          --            (4)                 --         (12)
-------------------------------------------------------------------     ---------------------------
Operating earnings (loss)           $  35       $ (45)        $  23               $ (68)      $  46
-------------------------------------------------------------------     ---------------------------

(1) Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870.

      Operating earnings for the quarter were $35 million, up $12 million from the third quarter of 2001 mainly due to the net positive impact of $24 million related to the early adoption of accounting for stock-based compensation, partially offset by lower treasury revenue. Operating earnings were up $80 million from the prior quarter mainly due to the reason stated above as well as lower revenue-related compensation.

      Operating loss for the nine months ended July 31, 2002 was $68 million, compared with operating earnings of $46 million for the same period in 2001, primarily due to lower treasury revenue and the write-down of a preferred share investment in the first quarter of 2002. On a year-to-date basis, the net impact of the early adoption of accounting for stock-based compensation was minimal.

Management of risk and balance sheet
--------------------------------------------------------------------------------

      CIBC's approach to management of risk and balance sheet (including capital) has not changed significantly from that described on pages 46 to 58 of the 2001 Annual Report. During the quarter, Treasury, Balance Sheet and Risk Management (TBRM) continued the implementation and execution of its plan to integrate into a single functional group. The new structure is designed to enhance service throughout CIBC while maintaining an independent and disciplined approach to the measurement, monitoring and control of CIBC's risk and balance sheet resources.

Management of credit risk

      Gross impaired loans were $2.29 billion at quarter end, up from $1.70 billion as at October 31, 2001. The largest increase in gross impaired loans was within the telecommunications, media and technology industry sector, primarily in the U.S. and Europe. Gross impaired loans increased $263 million in the U.S., $59 million in Canada and $268 million in other geographical regions for the nine months ended July 31, 2002.

      Provision for credit losses for the quarter was $290 million, down from $390 million in the second quarter and up from $254 million for the third quarter of 2001. Year-to-date provision for credit losses of $1,220 million was up from $697 million for the same period in 2001. Losses from credit card loans, resource-based industries and telecommunications, media and technology industry sectors accounted for 81% of the quarter's losses and 83% of the losses year-to-date.

      CIBC's total allowance for credit losses, which includes specific and general allowances, was $2.55 billion as at the end of the quarter, up $85 million from the end of the prior quarter, up $258 million from October 31, 2001, and up $269 million from the end of the third quarter of 2001. The increase in the total allowance is attributable to changes in the specific allowance.

      Total allowance for credit losses continued to exceed gross impaired loans by $260 million at July 31, 2002, compared with $592 million as at October 31, 2001.

Management of market risk

      The table below shows the period end and average RMU (value-at-risk) in aggregate and by risk-type for CIBC's combined trading activities for the quarter ended July 31, 2002, and average RMU for fiscal 2002 year-to-date, and for fiscal 2001. Levels of total risk were below levels of the prior year, although risk levels increased late in the quarter as more volatile market conditions were reflected in risk parameters.

      CIBC employs a daily backtesting process that compares daily trading revenue with RMU. Daily trading revenue was positive for 73% of the days in the quarter, and on no occasion did trading losses exceed RMU.


14                                                       CIBC Third Quarter 2002

--------------------------------------------------------------------------------
RMU BY RISK TYPE - TRADING PORTFOLIO

                               2002           2002            2002         2001
Unaudited, $ millions        Q3 End     Q3 Average     YTD Average      Average
--------------------------------------------------------------------------------
Interest rate risk             3.31           6.59            9.53         7.05
Credit spread risk             7.34           5.54            5.58         8.50
Equity risk                    7.90           7.79            8.19         9.81
Foreign exchange risk          0.44           0.53            0.85         0.81
Commodity risk                 1.13           0.96            0.88         1.16
Diversification effect        (7.97)        (10.80)         (12.46)      (13.13)
--------------------------------------------------------------------------------
Total risk                    12.15          10.61           12.57        14.20
--------------------------------------------------------------------------------

Management of liquidity risk

      CIBC's liquidity management process includes the maintenance of a pool of highly liquid assets with sources of funds diversified by customer, currency, type and geographical location. Total securities as at July 31, 2002 included liquid assets of $64.1 billion, or 21% of total assets, compared with $57.6 billion, or 20% of total assets, as at October 31, 2001. CIBC also had $23.8 billion of securities borrowed or purchased under resale agreements as at July 31, 2002. In the course of CIBC's regular business activities, certain assets were pledged as part of collateral or funding management. The amount of pledged assets as at July 31, 2002 was $44.7 billion.

      In July 2002, Moody's Investors Service, one of the agencies that monitors CIBC's credit ratings, announced that it is placing CIBC's Aa3 long-term credit rating under review for possible downgrade. This does not impact CIBC's short-term P-1 credit rating. If CIBC's long-term credit rating were downgraded, collateral requirements for derivatives transactions could increase (estimated at $253 million as at July 31, 2002) and CIBC could also face an increase in the cost of funds.

Management of operational risk

      In December 2001, the Risk Management Group of the Basel Committee on Banking Supervision issued a paper on Sound Practices for the Management and Supervision of Operational Risk. TBRM's Operational Risk Measurement, Monitoring and Control (ORMC) Department continues to identify, measure, monitor and control operational risk in line with emerging industry practices. During the quarter, ORMC formalized and CIBC's Operations & Administration and Capital & Risk Committees approved the operational risk measurement, monitoring and control policies, procedures and standards.

Management of balance sheet

      During the nine months ended July 31, 2002, CIBC continued to reallocate balance sheet resources (including capital) to businesses with strong earnings, high strategic importance and long-term growth potential. Residential mortgages continued to exhibit strong growth resulting in an increase of its balance sheet usage by 11% from October 31, 2001. Similarly, continued strength in credit cards and personal lending increased the retail-lending component of the balance sheet by over 9% during the nine months ended July 31, 2002.

      CIBC continued to liberate resources from lower return businesses. Resources allocated to the non-core wholesale loan portfolio were reduced by approximately 42% since October 31, 2001 through a combination of loan sales, credit derivatives and maturities.

      Overall, CIBC's balance sheet grew by $17.2 billion, to $304.7 billion, from October 31, 2001. Increases were mainly driven by growth in retail assets such as residential mortgages ($6.5 billion), personal and credit card loans ($2.6 billion), as well as lower risk assets such as securities ($10.0 billion), and interest bearing deposits with banks ($1.3 billion). These increases were partially offset by continued reductions in business and government loans ($2.7 billion), customers' liability under acceptances ($1.4 billion), and by derivative instruments market valuation ($1.8 billion). CIBC continued to maintain strong capital ratios through continuous balance sheet resource management.

      The net unrealized excess of market value over book value of CIBC's investment portfolio totaled $622 million. The unrealized gains in corporate equity related mainly to investments held in the merchant banking portfolio.

Management of regulatory capital and capital ratios

      As at July 31, 2002, CIBC's Tier 1 and total regulatory capital were $11.6 billion and $15.7 billion, respectively, compared with $11.7 billion and $15.6 billion at October 31, 2001. The Tier 1 and the total regulatory capital ratios stood at 8.8% and 11.9%, respectively, compared with 9.0% and 12.0% at October 31, 2001.

      In April 2002, CIBC issued $400 million of non-cumulative Class A preferred shares Series 25. A portion of the proceeds of these preferred shares, while structurally qualifying as Tier 1 capital, continues to be temporarily reported as Tier 2 capital because CIBC's total Tier 1 qualifying preferred shares exceed the limit of 25% of net Tier 1 capital prescribed by the regulator.

      On January 9, 2002, CIBC began a normal course issuer bid to purchase up to 18 million common shares. The bid ends January 8, 2003. During the quarter, no common shares were repurchased. For the nine months ended July 31, 2002, 5,686,000 common shares were repurchased at an average price of $55.05.


CIBC Third Quarter 2002                                                       15

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
                                                                         For the three months ended       For the nine months ended
                                                             --------------------------------------     ---------------------------
                                                                  2002           2002          2001             2002           2001
Unaudited, $ millions                                          Jul. 31        Apr. 30 (1)   Jul. 31          Jul. 31        Jul. 31
---------------------------------------------------------------------------------------------------     ---------------------------
Interest income
Loans                                                          $ 2,120        $ 1,976       $ 2,594          $ 6,291       $  8,341
Securities                                                         677            644           895            2,056          2,808
Deposits with banks                                                 57             53           102              175            344
---------------------------------------------------------------------------------------------------     ---------------------------
                                                                 2,854          2,673         3,591            8,522         11,493
---------------------------------------------------------------------------------------------------     ---------------------------
Interest expense
Deposits and other liabilities                                   1,476          1,304         2,341            4,272          8,022
Subordinated indebtedness                                           53             54            74              166            235
---------------------------------------------------------------------------------------------------     ---------------------------
                                                                 1,529          1,358         2,415            4,438          8,257
---------------------------------------------------------------------------------------------------     ---------------------------
Net interest income                                              1,325          1,315         1,176            4,084          3,236
Provision for credit losses                                        290            390           254            1,220            697
---------------------------------------------------------------------------------------------------     ---------------------------
                                                                 1,035            925           922            2,864          2,539
---------------------------------------------------------------------------------------------------     ---------------------------
Non-interest income
Fees for services
  Underwriting                                                     186            213           168              597            486
  Deposit                                                          156            144           135              443            387
  Credit                                                           107            104           160              314            373
  Card                                                              89             72            86              244            278
  Trust and custodial                                              122            122            75              364            245
  Mutual funds                                                     148            159            92              420            262
  Insurance                                                         39             40            24              109             75
---------------------------------------------------------------------------------------------------     ---------------------------
                                                                   847            854           740            2,491          2,106
Commissions on securities transactions                             311            332           260              932            858
Trading activities                                                  36             25           302              248          1,139
Investment securities (losses) gains, net                         (156)           212           105              166            422
Income from securitized assets                                      41             44            52              130            158
Other                                                              130            187           235              499            602
---------------------------------------------------------------------------------------------------     ---------------------------
                                                                 1,209          1,654         1,694            4,466          5,285
---------------------------------------------------------------------------------------------------     ---------------------------
                                                                 2,244          2,579         2,616            7,330          7,824
---------------------------------------------------------------------------------------------------     ---------------------------
Non-interest expenses
Employee compensation and benefits                               1,052          1,401         1,240            3,808          3,584
Occupancy costs                                                    179            178           169              523            477
Computer and office equipment                                      249            243           209              707            599
Communications                                                     110            110           105              318            306
Advertising and business development                                65             82            67              206            195
Professional fees                                                   73             74            82              210            197
Business and capital taxes                                          27             29            27               86             80
Events of September 11, 2001                                        20             --            --               20             --
Other                                                              207            196           173              578            505
---------------------------------------------------------------------------------------------------     ---------------------------
                                                                 1,982          2,313         2,072            6,456          5,943
---------------------------------------------------------------------------------------------------     ---------------------------
Income before income taxes and non-controlling interests           262            266           544              874          1,881
Income taxes                                                        54             32            76               99            399
---------------------------------------------------------------------------------------------------     ---------------------------
                                                                   208            234           468              775          1,482
Non-controlling interests in net income of subsidiaries             15              7             8               22             38
---------------------------------------------------------------------------------------------------     ---------------------------
Net income                                                     $   193        $   227       $   460          $   753       $  1,444
---------------------------------------------------------------------------------------------------     ---------------------------
Net income per common share(2) (in dollars) - Basic            $  0.41        $  0.51       $  1.15          $  1.76       $   3.61
                                            - Diluted          $  0.41        $  0.51       $  1.13          $  1.75       $   3.55
Dividends per common share (in dollars)                        $  0.41        $  0.41       $  0.37          $  1.19       $   1.07
---------------------------------------------------------------------------------------------------     ---------------------------

(1) In the third quarter of 2002, CIBC early adopted, effective November 1, 2001, the requirements of the Canadian Institute of Chartered Accountants'
      (CICA) Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Certain comparative figures have been restated. See note 5 to the interim consolidated financial statements.

(2) On November 1, 2001, CIBC retroactively adopted the requirements of the CICA Handbook section 3500 in respect of earnings per share. Prior period information has been restated. See note 3 to the interim consolidated financial statements.

The accompanying notes are an integral part of the interim consolidated financial statements.


16                                                       CIBC Third Quarter 2002

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                                                                      2002             2001
Unaudited, $ millions, as at                                                       Jul. 31          Oct. 31
------------------------------------------------------------------------------------------      -----------
ASSETS
------------------------------------------------------------------------------------------      -----------
Cash resources
Cash and non-interest bearing deposits with banks                                $   1,738        $   1,528
Interest-bearing deposits with banks                                                11,107            9,822
------------------------------------------------------------------------------------------      -----------
                                                                                    12,845           11,350
------------------------------------------------------------------------------------------      -----------
Securities
Securities held for investment                                                      26,814           22,849
Securities held for trading                                                         57,880           51,798
Loan substitute securities                                                              88              147
------------------------------------------------------------------------------------------      -----------
                                                                                    84,782           74,794
------------------------------------------------------------------------------------------      -----------
Loans
Residential mortgages                                                               65,205           58,728
Personal and credit card loans                                                      30,517           27,909
Business and government loans                                                       43,468           46,174
Securities borrowed or purchased under resale agreements                            23,845           24,079
General allowance for credit losses                                                 (1,250)          (1,250)
------------------------------------------------------------------------------------------      -----------
                                                                                   161,785          155,640
------------------------------------------------------------------------------------------      -----------
Other
Derivative instruments market valuation                                             23,890           25,723
Customers' liability under acceptances                                               6,739            8,100
Land, buildings and equipment                                                        2,339            1,769
Goodwill(1)                                                                          1,085              400
Other intangible assets(1)                                                             308              228
Other assets(1)                                                                     10,887            9,470
------------------------------------------------------------------------------------------      -----------
                                                                                    45,248           45,690
------------------------------------------------------------------------------------------      -----------
                                                                                 $ 304,660        $ 287,474
------------------------------------------------------------------------------------------      -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------      -----------
Deposits
Individuals                                                                      $  70,515        $  66,826
Businesses and governments                                                         127,208          114,270
Banks                                                                               16,847           13,256
------------------------------------------------------------------------------------------      -----------
                                                                                   214,570          194,352
------------------------------------------------------------------------------------------      -----------
Other
Derivative instruments market valuation                                             23,584           26,395
Acceptances                                                                          6,739            8,100
Obligations related to securities sold short                                        11,342           11,213
Obligations related to securities lent or sold under repurchase agreements          20,111           21,403
Other liabilities                                                                   11,863           10,112
------------------------------------------------------------------------------------------      -----------
                                                                                    73,639           77,223
------------------------------------------------------------------------------------------      -----------
Subordinated indebtedness                                                            3,863            3,999
------------------------------------------------------------------------------------------      -----------
Shareholders' equity
Preferred shares                                                                     3,097            2,299
Common shares                                                                        2,830            2,827
Contributed surplus (Note 5)                                                            21               --
Retained earnings                                                                    6,640            6,774
------------------------------------------------------------------------------------------      -----------
                                                                                    12,588           11,900
------------------------------------------------------------------------------------------      -----------
                                                                                 $ 304,660        $ 287,474
------------------------------------------------------------------------------------------      -----------

(1) Goodwill and other intangible assets were reclassified from other assets in the second quarter of 2002. Comparative figures have been restated to conform to the presentation used in 2002.

The accompanying notes are an integral part of the interim consolidated financial statements.


CIBC Third Quarter 2002                                                       17

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                        As at or for the three months ended
                                                                    ---------------------------------------
                                                                         2002           2002           2001
Unaudited, $ millions                                                 Jul. 31        Apr. 30 (1)    Jul. 31
-----------------------------------------------------------------------------------------------------------
Preferred shares
Balance at beginning of period                                        $ 3,092        $ 2,698        $ 2,281
Issue of preferred shares                                                  --            400             --
Translation adjustment on foreign currency preferred shares                 5             (6)            (1)
-----------------------------------------------------------------------------------------------------------
Balance at end of period                                              $ 3,097        $ 3,092        $ 2,280
-----------------------------------------------------------------------------------------------------------
Common shares
Balance at beginning of period                                        $ 2,823        $ 2,836        $ 2,891
Issue of common shares                                                      7             24             12
Purchase of common shares for cancellation                                 --            (37)           (40)
-----------------------------------------------------------------------------------------------------------
Balance at end of period                                              $ 2,830        $ 2,823        $ 2,863
-----------------------------------------------------------------------------------------------------------
Contributed surplus (Note 5)
Balance at beginning of period                                        $    15        $     6        $    --
Stock option expense                                                        6              9             --
-----------------------------------------------------------------------------------------------------------
Balance at end of period                                              $    21        $    15        $    --
-----------------------------------------------------------------------------------------------------------
Retained earnings
Balance at beginning of period                                        $ 6,653        $ 6,911        $ 6,886
Adjustment for change in accounting policy (Note 5)                        --            (60)            --
-----------------------------------------------------------------------------------------------------------
Balance at beginning of period, as restated                           $ 6,653        $ 6,851        $ 6,886
Net income                                                                193            227            460
Dividends
  Preferred                                                               (45)           (40)           (32)
  Common                                                                 (147)          (148)          (137)
Premium on purchase of common shares                                       --           (223)          (229)
Foreign currency translation adjustment, net of income taxes(2)           (13)           (11)             4
Other                                                                      (1)            (3)            (1)
-----------------------------------------------------------------------------------------------------------
Balance at end of period                                              $ 6,640        $ 6,653        $ 6,951
-----------------------------------------------------------------------------------------------------------

                                                                      As at or for the nine months ended
                                                                    ------------------------------------
                                                                                     2002           2001
Unaudited, $ millions                                                             Jul. 31        Jul. 31
--------------------------------------------------------------------------------------------------------
Preferred shares
Balance at beginning of period                                                    $ 2,299        $ 1,876
Issue of preferred shares                                                             800            400
Translation adjustment on foreign currency preferred shares                            (2)             4
--------------------------------------------------------------------------------------------------------
Balance at end of period                                                          $ 3,097        $ 2,280
--------------------------------------------------------------------------------------------------------
Common shares
Balance at beginning of period                                                    $ 2,827        $ 2,868
Issue of common shares                                                                 47             83
Purchase of common shares for cancellation                                            (44)           (88)
--------------------------------------------------------------------------------------------------------
Balance at end of period                                                          $ 2,830        $ 2,863
--------------------------------------------------------------------------------------------------------
Contributed surplus (Note 5)
Balance at beginning of period                                                    $    --        $    --
Stock option expense                                                                   21             --
--------------------------------------------------------------------------------------------------------
Balance at end of period                                                          $    21        $    --
--------------------------------------------------------------------------------------------------------
Retained earnings
Balance at beginning of period                                                    $ 6,774        $ 6,485
Adjustment for change in accounting policy (Note 5)                                   (42)            --
--------------------------------------------------------------------------------------------------------
Balance at beginning of period, as restated                                       $ 6,732        $ 6,485
Net income                                                                            753          1,444
Dividends
  Preferred                                                                          (117)           (90)
  Common                                                                             (430)          (400)
Premium on purchase of common shares                                                 (269)          (490)
Foreign currency translation adjustment, net of income taxes(2)                       (16)            15
Other                                                                                 (13)           (13)
--------------------------------------------------------------------------------------------------------
Balance at end of period                                                          $ 6,640        $ 6,951
--------------------------------------------------------------------------------------------------------

(1) Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870.

(2) The cumulative balance in the foreign currency translation account is a gain of $24 million (April 30, 2002: $37 million; July 31, 2001: $17 million).

The accompanying notes are an integral part of the interim consolidated financial statements.


18                                                       CIBC Third Quarter 2002

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                    For the three months ended
                                                                                   -------------------------------------------
                                                                                         2002             2002            2001
Unaudited, $ millions                                                                 Jul. 31          Apr. 30 (1)     Jul. 31
------------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) operating activities
Net income                                                                           $    193        $     227        $    460
Adjustments to determine net cash flows:
  Provision for credit losses                                                             290              390             254
  Amortization of buildings, equipment and leasehold improvements                          84               85              80
  Amortization of goodwill                                                                 --               --               4
  Amortization of intangible assets                                                         7                8               8
  Future income taxes                                                                     (18)            (111)             40
  Investment securities losses (gains), net                                               156             (212)           (105)
  Accrued interest receivable                                                              84             (152)            128
  Accrued interest payable                                                               (562)             (64)           (407)
  Net change in securities held for trading                                            (4,184)           1,407           7,592
  Gains on disposal of subsidiaries                                                        --               --             (22)
  Loss (gain) on disposal of land, buildings and equipment                                 --                1              (1)
  Current income taxes                                                                     77              130             (68)
  Other, net                                                                             (719)             621            (186)
------------------------------------------------------------------------------------------------------------------------------
                                                                                       (4,592)           2,330           7,777
------------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) financing activities
Deposits, net of withdrawals                                                           10,660            1,439          (3,063)
Obligations related to securities sold short                                           (3,693)           1,809          (1,524)
Net obligations related to securities lent or sold under repurchase agreements          3,366             (888)          2,644
Redemption of subordinated indebtedness                                                    --             (132)             --
Issue of preferred shares                                                                  --              400              --
Issue of common shares                                                                      7               24              12
Purchase of common shares for cancellation                                                 --             (260)           (269)
Dividends                                                                                (192)            (188)           (169)
Other, net                                                                               (445)            (230)            167
------------------------------------------------------------------------------------------------------------------------------
                                                                                        9,703            1,974          (2,202)
------------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks                                                    1,170           (2,913)            980
Loans, net of repayments                                                               (4,056)          (3,201)         (3,308)
Proceeds from securitizations                                                             714              642             400
Purchase of securities held for investment                                             (9,545)         (11,193)         (8,413)
Proceeds on sale of securities held for investment                                      8,723            6,959           3,507
Net securities borrowed or purchased under resale agreements                           (1,602)           5,622           1,249
Net cash related to acquisitions                                                           --               29              --
Proceeds from disposal of subsidiaries                                                     --               --              54
Purchase of land, buildings and equipment                                                (156)            (112)           (100)
Proceeds from disposal of land, buildings and equipment                                     2               --               2
------------------------------------------------------------------------------------------------------------------------------
                                                                                       (4,750)          (4,167)         (5,629)
------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                4               (6)             --
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents during period                        365              131             (54)
Cash and cash equivalents at beginning of period                                        1,344            1,213           1,376
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                           $  1,709        $   1,344        $  1,322
------------------------------------------------------------------------------------------------------------------------------
Represented by:
Cash and non-interest-bearing deposits with banks                                    $  1,738        $   1,612        $  1,463
Cheques and other items in transit, net                                                   (29)            (268)           (141)
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                           $  1,709        $   1,344        $  1,322
------------------------------------------------------------------------------------------------------------------------------
Cash interest paid                                                                   $  2,091        $   1,421        $  2,821
Cash income taxes (recovered) paid                                                   $    (88)       $      94        $    125
------------------------------------------------------------------------------------------------------------------------------

                                                                                      For the nine months ended
                                                                                    ---------------------------
                                                                                          2002             2001
Unaudited, $ millions                                                                  Jul. 31          Jul. 31
---------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) operating activities
Net income                                                                           $     753        $   1,444
Adjustments to determine net cash flows:
  Provision for credit losses                                                            1,220              697
  Amortization of buildings, equipment and leasehold improvements                          249              232
  Amortization of goodwill                                                                  --               18
  Amortization of intangible assets                                                         24               18
  Future income taxes                                                                     (376)            (194)
  Investment securities losses (gains), net                                               (166)            (422)
  Accrued interest receivable                                                              195              151
  Accrued interest payable                                                                (559)            (523)
  Net change in securities held for trading                                             (6,082)          (1,746)
  Gains on disposal of subsidiaries                                                         --              (22)
  Loss (gain) on disposal of land, buildings and equipment                                  (7)             (11)
  Current income taxes                                                                     308             (549)
  Other, net                                                                              (817)            (950)
---------------------------------------------------------------------------------------------------------------
                                                                                        (5,258)          (1,857)
---------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) financing activities
Deposits, net of withdrawals                                                            20,218            5,036
Obligations related to securities sold short                                               129           (1,811)
Net obligations related to securities lent or sold under repurchase agreements          (1,292)          13,461
Redemption of subordinated indebtedness                                                   (132)             (12)
Issue of preferred shares                                                                  800              400
Issue of common shares                                                                      47               83
Purchase of common shares for cancellation                                                (313)            (578)
Dividends                                                                                 (547)            (490)
Other, net                                                                                 (15)            (342)
---------------------------------------------------------------------------------------------------------------
                                                                                        18,895           15,747
---------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks                                                    (1,285)            (663)
Loans, net of repayments                                                                (8,955)          (5,578)
Proceeds from securitizations                                                            1,356              400
Purchase of securities held for investment                                             (28,664)         (17,673)
Proceeds on sale of securities held for investment                                      24,924           11,146
Net securities borrowed or purchased under resale agreements                               234           (1,505)
Net cash related to acquisitions                                                          (626)              --
Proceeds from disposal of subsidiaries                                                      --               54
Purchase of land, buildings and equipment                                                 (398)            (291)
Proceeds from disposal of land, buildings and equipment                                      2               14
---------------------------------------------------------------------------------------------------------------
                                                                                       (13,412)         (14,096)
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                (3)               4
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents during period                         222             (202)
Cash and cash equivalents at beginning of period                                         1,487            1,524
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                           $   1,709        $   1,322
---------------------------------------------------------------------------------------------------------------
Represented by:
Cash and non-interest-bearing deposits with banks                                    $   1,738        $   1,463
Cheques and other items in transit, net                                                    (29)            (141)
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                           $   1,709        $   1,322
---------------------------------------------------------------------------------------------------------------
Cash interest paid                                                                   $   4,997        $   8,780
Cash income taxes (recovered) paid                                                   $     184        $   1,096
---------------------------------------------------------------------------------------------------------------

(1) Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870.

The accompanying notes are an integral part of the interim consolidated financial statements.


CIBC Third Quarter 2002                                                       19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.    Accounting Policies

      The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions, Canada (OSFI).

      CIBC's interim consolidated financial statements follow the same accounting policies and methods of their application as CIBC's consolidated financial statements for the year ended October 31, 2001, except for the change in accounting for earnings per share as described in note 3, the change in accounting for business combinations, goodwill and other intangible assets as described in note 4 and the change in accounting for stock-based compensation as described in note 5. CIBC's interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001, as set out on pages 62 to 100 of CIBC's 2001 Annual Report.

2.    Interim Financial Statements

      During the first quarter of 2002, CIBC adopted the Canadian Institute of Chartered Accountants' (CICA) Handbook section 1751, "Interim Financial Statements", which changed the requirements for the presentation and disclosure of interim financial statements and their accompanying notes.

3.    Earnings Per Share (EPS)

      During the first quarter of 2002, CIBC adopted the CICA Handbook section 3500, "Earnings Per Share". The requirements of section 3500 were adopted retroactively, and basic and diluted EPS figures for prior periods were restated. As a result, CIBC's basic EPS were unchanged for the three and nine months ended July 31, 2001, and CIBC's diluted EPS were increased by $0.01 and $0.04 for the three and nine months ended July 31, 2001, respectively.

---------------------------------------------------------------------------------------------------------------------------------

                                                                      For the three months ended        For the nine months ended
                                                         ---------------------------------------     ----------------------------
                                                               2002          2002           2001           2002              2001
Unaudited, $ millions (except per share amounts)            Jul. 31       Apr. 30 (1)    Jul. 31        Jul. 31           Jul. 31
------------------------------------------------------------------------------------------------     ----------------------------
Basic EPS
    Net income                                             $    193      $    227       $    460       $    753          $  1,444
    Preferred share dividends and premiums                      (45)          (42)           (33)          (121)              (94)
------------------------------------------------------------------------------------------------     ----------------------------
  Net income applicable to common shares                   $    148      $    185       $    427       $    632          $  1,350
------------------------------------------------------------------------------------------------     ----------------------------
  Average common shares outstanding (thousands)             358,961       360,817        371,042        361,057           374,445
------------------------------------------------------------------------------------------------     ----------------------------
Per share                                                  $   0.41      $   0.51       $   1.15       $   1.76          $   3.61
------------------------------------------------------------------------------------------------     ----------------------------
Diluted EPS
  Net income applicable to common shares                   $    148      $    185       $    427       $    632          $  1,350
------------------------------------------------------------------------------------------------     ----------------------------
  Average common shares outstanding (thousands)             358,961       360,817        371,042        361,057           374,445
------------------------------------------------------------------------------------------------     ----------------------------
    Stock options potentially exercisable(2)                 10,237        12,304         17,788
    Shares potentially repurchased                           (7,824)       (8,801)       (12,257)
------------------------------------------------------------------------------------------------     ----------------------------
      Number of incremental shares                            2,413         3,503          5,531          3,186(3)          5,497(3)
------------------------------------------------------------------------------------------------     ----------------------------
  Average diluted common shares outstanding (thousands)     361,374       364,320        376,573        364,243           379,942
------------------------------------------------------------------------------------------------     ----------------------------
Per share                                                  $   0.41      $   0.51       $   1.13       $   1.75          $   3.55
------------------------------------------------------------------------------------------------     ----------------------------

(1) Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870.

(2) The computation of diluted EPS excludes average options outstanding of 4,347,938 with a weighted-average exercise price of $53.94; average options outstanding of 2,621,259 with a weighted-average exercise price of $55.10; and average options outstanding of 1,355,667 with a weighted-average exercise price of $52.57 for the three months ended July 31, 2002, April 30, 2002 and July 31, 2001, respectively, as the options' exercise prices were greater than the average market price of CIBC's common shares. Also excluded from the computation are average options outstanding of 578,889 with a weighted-average exercise price of $37.60; average options outstanding of 597,111 with a weighted-average exercise price of $37.60; and average options outstanding of 611,333 with a weighted-average exercise price of $37.60 for the three months ended July 31, 2002, April 30, 2002 and July 31, 2001, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

(3) The number of incremental shares is determined by computing a year-to-date weighted-average of the number of incremental shares included in each interim period.


20                                                       CIBC Third Quarter 2002

4.    Business Combinations, Goodwill and Other Intangible Assets

      On November 1, 2001, CIBC adopted the requirements of the CICA Handbook section 3062, "Goodwill and Other Intangible Assets", which addresses the accounting and disclosure requirements for goodwill and other intangible assets.

      CIBC adopted the requirements of the CICA Handbook section 1581, "Business Combinations", in fiscal 2001. Under section 1581, if certain criteria are met upon the initial adoption of section 3062, reclassifications between goodwill and other intangible assets are required for any business combinations completed before July 1, 2001. The implementation of section 3062 did not have a significant impact on CIBC and no reclassifications were required.

      During the second quarter of 2002, CIBC completed its impairment testing on the balance of goodwill and other intangible assets with an indefinite life as at the adoption date. There were no impairment losses as at the adoption date.

      Transitional provisions of section 3062 require that amortization of goodwill (including that relating to equity accounted investments) and intangible assets with an indefinite life cease after October 31, 2001. The transitional provisions of section 3062 require the following disclosures:

-------------------------------------------------------------------------------------------------------------------------------

                                                                      For the three months ended      For the nine months ended
                                                             -----------------------------------    ---------------------------
                                                                  2002         2002         2001             2002          2001
Unaudited, $ millions (except per share amounts)               Jul. 31      Apr. 30 (1)  Jul. 31          Jul. 31       Jul. 31
------------------------------------------------------------------------------------------------    ---------------------------
Reported net income                                             $  193       $  227       $  460           $  753       $ 1,444
Add back:
  Goodwill amortization(2)                                          --           --            4               --            18
  Goodwill amortization - equity accounted investments(3)           --           --            7               --            16
------------------------------------------------------------------------------------------------    ---------------------------
                                                                    --           --           11               --            34
------------------------------------------------------------------------------------------------    ---------------------------
Net income adjusted for goodwill amortization                   $  193       $  227       $  471           $  753       $ 1,478
------------------------------------------------------------------------------------------------    ---------------------------
Basic EPS   - Reported                                          $ 0.41       $ 0.51       $ 1.15           $ 1.76       $  3.61
            - Adjusted for goodwill                             $ 0.41       $ 0.51       $ 1.18           $ 1.76       $  3.70
Diluted EPS - Reported                                          $ 0.41       $ 0.51       $ 1.13           $ 1.75       $  3.55
            - Adjusted for goodwill                             $ 0.41       $ 0.51       $ 1.16           $ 1.75       $  3.64
------------------------------------------------------------------------------------------------    ---------------------------

(1) Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870.

(2) Recorded in non-interest expenses in the interim consolidated statements of income.

(3) Recorded in interest income in the interim consolidated statements of income.

5.    Stock-based compensation

      During the third quarter of 2002, CIBC early adopted, effective November 1, 2001, the requirements of the CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The impact of this change in accounting policy is detailed below:

Stock Option Plans

      As encouraged by section 3870, CIBC has adopted the fair-value based method to account for stock-based transactions with employees and non-officer members of CIBC's Board of Directors. Consequently, options granted on or after November 1, 2001 have been valued using the Black-Scholes option-pricing model. The value is being recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. The non-officer Directors options vest immediately upon grant and the employee stock options vest over four years. As a result, compensation expense increased by $6 million for the quarter and $21 million for the nine months ended July 31, 2002. When the options are exercised, the proceeds received by CIBC, together with the amount in contributed surplus, will be credited to share capital. None of the options granted since November 1, 2001 have been exercised.

      For options granted prior to November 1, 2001, CIBC continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by CIBC are recorded as share capital. During the nine months ended July 31, 2002, proceeds of $47 million were credited to share capital for these options.

      The weighted-average grant-date fair value of options granted in the first nine months of 2002 has been estimated at $16.27 using the Black-Scholes option-pricing model. The pricing model assumes weighted-average risk-free interest rates of 5.42%, weighted-average expected dividend yields of 3.00% annually, weighted-average expected common stock price volatility of 25.86% and a weighted-average expected life of 10 years.

      Assuming CIBC were to continue activity in its stock option plans at comparable levels for the next four years and assuming all fair value and vesting assumptions remain unchanged, then in 2005 and thereafter the impact on net income would be approximately $49 million and estimated diluted EPS impact would be $0.13 per annum.

      A maximum of 42,834,500 common shares may be issued under CIBC's Stock Option Plans.


CIBC Third Quarter 2002                                                       21

Stock Appreciation Rights (SARs)

      Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the difference between the option strike price and the weighted-average price of the common shares on the Toronto Stock Exchange the day immediately preceding the day the SARs are exercised.

      Under section 3870, the cost of these SARs must be measured on an ongoing basis. The amount by which the quoted market price exceeds the option strike price for vested SARs must be recognized as compensation (expense) credit in the period in which the change in the market price occurs. An increase in CIBC's share price will result in an increase in compensation expense, whereas a decline in share price will result in a decrease to compensation expense. The section requires that the cumulative amount relating to all vested SARs outstanding at the beginning of the fiscal year of adoption be charged to opening retained earnings for that fiscal year. This resulted in a $42 million after-tax charge to opening retained earnings at November 1, 2001, a $72 million pre-tax increase in liabilities and a reduction in future income taxes of $30 million. Compensation expense decreased by $49 million for the quarter and by $24 million for the nine months ended July 31, 2002.

      The consolidated financial statements for first and second quarters of 2002 have been restated. The accounting for other stock-based compensation plans is not affected by this change. Details of the stock-based compensation plans are included in Note 13 to the consolidated financial statements in the 2001 Annual Report.

      The effect of the new accounting policy on prior quarters is detailed below:

-------------------------------------------------------------------------------------------------------------------------
NET INCOME

Unaudited, $ millions (except per share amounts), for the three months ended       April 30, 2002        January 31, 2002
-------------------------------------------------------------------------------------------------      ------------------
As previously reported                                                                     $  235                  $  355
Adjustment for change in accounting policy
- Stock appreciation rights                                                                     1                     (26)
- Stock options                                                                                (9)                     (6)
- Tax impact relating to stock appreciation rights                                             --                      10
-------------------------------------------------------------------------------------------------      ------------------
As restated                                                                                $  227                  $  333
-------------------------------------------------------------------------------------------------      ------------------
Basic EPS   - Reported                                                                     $ 0.53                  $ 0.88
            - Adjusted for change in accounting policy                                     $ 0.51                  $ 0.82
Diluted EPS - Reported                                                                     $ 0.53                  $ 0.87
            - Adjusted for change in accounting policy                                     $ 0.51                  $ 0.82
-------------------------------------------------------------------------------------------------      ------------------

The following table summarizes the activity in the stock option plans during the nine months ended at:

----------------------------------------------------------------------------------------------------------------------------------
STOCK OPTION PLANS
                                                                          July 31, 2002                              July 31, 2001
                                                 --------------------------------------     --------------------------------------
                                                       Number of       Weighted average           Number of       Weighted average
Unaudited, as at or for the nine months ended      stock options         exercise price       stock options         exercise price
---------------------------------------------------------------------------------------     --------------------------------------
Outstanding at end of period                          19,070,952                 $36.55          20,247,187                 $33.28
Granted                                                3,018,116                 $54.60           3,003,226                 $48.60
Exercised                                             (1,548,238)                $30.76          (2,754,881)                $30.31
Forfeited/Cancelled                                     (226,782)                $41.22            (515,070)                $37.92
Exercised as SARs                                       (301,525)                $30.03            (422,540)                $26.53
---------------------------------------------------------------------------------------     --------------------------------------
Outstanding at end of period                          20,012,523                 $39.77          19,557,922                 $36.44
---------------------------------------------------------------------------------------     --------------------------------------
Exercisable at end of period                          11,513,476                 $34.84          10,392,511                 $31.86
---------------------------------------------------------------------------------------     --------------------------------------

The following table provides information relating to options outstanding and options vested as at July 31, 2002:

--------------------------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING
                                                     Stock options outstanding                              Stock options vested
                          ----------------------------------------------------  ------------------------------------------------
                                          Weighted-average
Unaudited                        Number   contractual life    Weighted-average        Number    Weighted-average     Exercisable
Range of exercise prices    outstanding          remaining      exercise price        vested      exercise price         as SARs
------------------------------------------------------------------------------  ------------------------------------------------
$15.375 - $21.125             2,183,669               2.58              $18.64     2,183,669              $18.64       1,135,990
$31.700 - $39.150             9,325,985               6.65              $36.86     6,018,468              $36.42       2,554,726
$40.350 - $49.940             4,212,737               6.71              $42.67     2,941,664              $41.44       1,246,292
$50.910 - $57.190             4,290,132               9.13              $53.99       369,675              $52.56              --
------------------------------------------------------------------------------  ------------------------------------------------
Total                        20,012,523               6.75              $39.77    11,513,476              $34.84       4,937,008
------------------------------------------------------------------------------  ------------------------------------------------


22                                                       CIBC Third Quarter 2002

6.    Acquisitions

      In March 2002, CIBC acquired control of Juniper Financial Corp. (Juniper). During the third quarter of 2002, CIBC invested an additional $79 million into Juniper in the form of Class D Preferred Shares. CIBC reviewed the purchase price equation to reflect the additional $79 million investment and reduced the values attributed to goodwill and non-controlling interests by $54 million. As at July 31, 2002, CIBC owned 92% of voting equity in Juniper.

      During the first quarter of 2002, CIBC acquired Merrill Lynch Canada Inc.'s Private Client & Securities Services businesses and Merrill Lynch Investment Managers Canada Inc. (MLIM), Merrill Lynch's asset management business in Canada, for cash. MLIM was subsequently renamed CM Investment Management Inc. CIBC is in the process of integrating the acquired businesses' operations with its existing operations. As part of the integration plan, CIBC expected staff reductions, branch closures and exiting of certain activities of the acquired businesses; these costs were accrued as liabilities in the purchase equation. CIBC expects the integration to be substantially completed by the end of this year.

      The results of operations of these businesses have been included in CIBC's interim consolidated financial statements since their respective closing dates. Details of these transactions are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Merrill Lynch Canada Inc.'s
                                                                             Private Client &                 Merrill Lynch
                                                                           Securities Services             Investment Managers
Unaudited                                 Juniper Financial Corp.               Businesses                     Canada Inc.
------------------------------------------------------------------------------------------------------------------------------------
Date of closing                       March 29, 2002(1)/July 30, 2002       December 28, 2001               January 31, 2002
Percentage of voting shares acquired               92%                        Asset Purchase                      100%
Goodwill ($ millions)                             $ 108                           $ 561                           $  7
  - Business line assigned to               CIBC World Markets              Wealth Management              Wealth Management
  - Deductible for tax purposes                    --                             $ 376                            --
Other intangible assets ($ millions)               --                              --                             $ 75
  - Assigned to                                    --                              --               Mutual Fund Management Contracts
  - Subject to amortization                        --                              --                       Indefinite Life
------------------------------------------------------------------------------------------------------------------------------------

(1) The Juniper Financial Corp. closing date reflects the date on which CIBC obtained control.

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                           Merrill Lynch Canada Inc.'s
                                                                                 Private Client &               Merrill Lynch
                                                                               Securities Services           Investment Managers
Unaudited, $ millions                       Juniper Financial Corp. (1)             Businesses                   Canada Inc.
--------------------------------------------------------------------------------------------------------------------------------
Aggregate consideration
Acquisition cost (paid in cash)                      $ 310                            $ 555 (2)                     $  71 (2)
Direct acquisition expenses                             --                                4                            --
--------------------------------------------------------------------------------------------------------------------------------
                                                     $ 310                            $ 559                         $  71
--------------------------------------------------------------------------------------------------------------------------------
Fair values of net assets acquired (3)
Cash resources                                       $ 117                            $  --                         $  28
Loans                                                  356                               --                            --
Land, buildings and equipment                           27                               28                             2
Goodwill                                               108                              561                             7
Other intangible assets                                 --                               --                            75
Future tax asset                                        --                               26                            --
Other assets                                            50                                5                            24
--------------------------------------------------------------------------------------------------------------------------------
Total assets acquired                                $ 658                            $ 620                         $ 136
--------------------------------------------------------------------------------------------------------------------------------
Deposits                                               334                               --                            --
Future tax liability                                    --                               --                            26
Integration liabilities                                 --                               51 (4)                         7 (5)
Other liabilities                                       14                               10                            32
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities assumed                            $ 348                            $  61                         $  65
--------------------------------------------------------------------------------------------------------------------------------
Net assets acquired                                  $ 310                            $ 559                         $  71
--------------------------------------------------------------------------------------------------------------------------------

(1) The purchase price equation has been adjusted and restated to reflect the additional $79 million investment made during the third quarter of 2002.

(2) The acquisition cost was adjusted in the second quarter from the amount reported in the first quarter of 2002, reflecting the updated number of investment advisors joining CIBC.

(3) The allocation of the purchase price is subject to revision as CIBC is in the process of completing the valuation of the assets acquired and liabilities assumed.

(4) Includes severance of $26 million, exit costs of $19 million and other costs of $6 million.

(5) Includes severance of $5 million, exit costs of $1 million and other costs of $1 million.


CIBC Third Quarter 2002                                                       23

      During the second quarter of 2002, CIBC completed the review and determination of the fair values of the assets acquired and liabilities assumed from the acquisition of the remaining shares in TAL Global Asset Management Inc. in October 2001. As a result, goodwill increased by $14 million, other assets decreased by $24 million and future tax liability decreased by $10 million. During the second quarter, CIBC also completed assessing useful lives of the identified intangible assets acquired, of which $41 million relating to mutual fund management contracts have been determined to have an indefinite life. The remaining identified intangible assets are amortized over periods ranging from 5 to 10 years.

7.    Securitization

      During the third quarter of 2002, CIBC securitized $670 million of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and subsequently sold $726 million from those securities and the unsold mortgage-backed securities created in the second quarter of 2002. CIBC received net cash proceeds of $714 million and retained the rights to future excess interest on the residential mortgages valued at $26 million. A pre-tax loss on sale, net of transaction costs, of $2 million was recognized as other non-interest income in the interim consolidated statements of income. CIBC retained responsibility for servicing the mortgages and recognizes revenue for servicing as these services are provided. The key assumptions used to value the sold and retained interests include a pre-payment rate of 12% and a discount rate of 5.1%. There are no expected credit losses as the mortgages are government guaranteed.

      During the second quarter of 2002, CIBC securitized $703 million of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and subsequently sold $645 million of those securities. CIBC received net cash proceeds of $642 million and retained the rights to future excess interest on the residential mortgages valued at $30 million. A pre-tax gain on sale, net of transaction costs, of $10 million was recognized as other non-interest income in the interim consolidated statements of income. CIBC retained responsibility for servicing the mortgages and recognizes revenue for servicing as these services are provided. The key assumptions used to value the sold and retained interests include a pre-payment rate of 12% and discount rates of 4.9% - 5.5%. There are no expected credit losses as the mortgages are government guaranteed.

Future accounting development

      CIBC uses special purpose entities (SPE's) to securitize its own assets, to provide clients access to liquidity in the commercial paper market through CIBC administered conduits and as an intermediary, to structure SPE transactions for clients.

      In August 2002, CICA issued a draft guideline "Consolidation of Special-Purpose Entities". As well, in June 2002, the Financial Accounting Standards Board in the U.S. issued an exposure draft addressing the accounting for SPE's. The impact of these drafts on CIBC's consolidated financial statements is not yet determinable.

8.    Segmented Information

      During the first quarter of 2002, CIBC expanded and realigned its business lines as part of its strategy to focus more on retail-related operations. CIBC's reporting structure was expanded from four to five business lines, with Amicus reflected separately. In addition, two of the business lines were renamed to reflect the nature of their businesses. CIBC's five business lines are: Retail Products (formerly Electronic Commerce, Technology and Operations); Retail Markets (formerly Retail and Small Business Banking); Wealth Management; CIBC World Markets; and Amicus (formerly part of Electronic Commerce, Technology and Operations). These business lines are supported by three functional groups - Treasury, Balance Sheet and Risk Management; Administration; and Corporate Development.

      More specifically, during the first quarter of 2002, CIBC realigned the following businesses:

o the payments business (chequing, savings and current accounts) and electronic banking services, specifically, telephone banking, Internet banking and branch ABMs, moved from Retail Products to Retail Markets;

o non-branch ABMs andPresident's Choice Financial mortgages moved from Retail Products to Amicus;

o     lending products moved from Retail Markets to Retail Products; and

o asset management moved from private client investment (formerly private client investment and asset management) to wealth products, both within Wealth Management.

      As a result, prior period segmented information for 2001 has been restated to conform with the presentation adopted in the first quarter of 2002.

      During the third quarter of 2002, it was announced that management responsibility for various lines of business within Retail Products would be redistributed. The segmented financial information is expected to be aligned to reflect the new structure in the fourth quarter of 2002.


24                                                       CIBC Third Quarter 2002

------------------------------------------------------------------------------------------------------------------
SEGMENTED INCOME STATEMENTS
                                                                                                              CIBC
                                                            Retail          Retail          Wealth           World
Unaudited, $ millions, for the three months ended         Products         Markets      Management         Markets
------------------------------------------------------------------------------------------------------------------
Jul. 31, 2002      Net interest income (TEB)(4)          $     595        $    369        $    139       $     205
                   Non-interest income                         208             184             467             294
                   Intersegment revenue(5)                    (178)             24             101              54
------------------------------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                      625             577             707             553
                   Non-interest expenses                       270             465             626             487
                   Provision for credit losses                 106              --              --             179
------------------------------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests                 249             112              81            (113)
                   Income taxes                                 80              26              24             (40)
                   Non-controlling interests                     3               9              --               3
------------------------------------------------------------------------------------------------------------------
                   Net income (loss)                     $     166        $     77        $     57       $     (76)
------------------------------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 129,908        $ 16,048        $ 28,156       $ 115,211
------------------------------------------------------------------------------------------------------------------
Apr. 30, 2002(1)   Net interest income (TEB)(4)          $     595        $    345        $    155       $     186
                   Non-interest income                         203             154             510             743
                   Intersegment revenue(5)                    (151)             14              86              53
------------------------------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                      647             513             751             982
                   Non-interest expenses                       257             442             710             699
                   Provision for credit losses                  99               3              --             283
------------------------------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests                 291              68              41              --
                   Income taxes                                 92              11               8             (54)
                   Non-controlling interests                     3               7              --              (3)
------------------------------------------------------------------------------------------------------------------
                   Net income (loss)                     $     196        $     50        $     33       $      57
------------------------------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 126,173        $ 15,507        $ 27,693       $ 114,935
------------------------------------------------------------------------------------------------------------------
Jul. 31, 2001(2)   Net interest income (TEB)(4)          $     530        $    371        $    139       $      87
                   Non-interest income                         195             161             364             923
                   Intersegment revenue(5)                    (117)            (32)             95              56
------------------------------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                      608             500             598           1,066
                   Non-interest expenses                       252             439             488             685
                   Provision for credit losses                 108               5              --             138
------------------------------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests                 248              56             110             243
                   Income taxes                                 85               3              20              14
                   Non-controlling interests                     3               6              --              --
------------------------------------------------------------------------------------------------------------------
                   Net income (loss)                     $     160        $     47        $     90       $     229
------------------------------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 117,417        $ 14,335        $ 23,971       $ 121,138
------------------------------------------------------------------------------------------------------------------
Unaudited, $ millions, for the nine months ended
------------------------------------------------------------------------------------------------------------------
Jul. 31, 2002      Net interest income (TEB)(4)          $   1,871        $  1,066        $    455       $     605
                   Non-interest income                         604             490           1,405           1,948
                   Intersegment revenue(5)                    (465)             38             273             157
------------------------------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                    2,010           1,594           2,133           2,710
                   Non-interest expenses                       796           1,341           1,936           1,846
                   Provision for credit losses                 336              14              --             855
------------------------------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests                 878             239             197               9
                   Income taxes                                287              47              54            (105)
                   Non-controlling interests                     9              21              --              (8)
------------------------------------------------------------------------------------------------------------------
                   Net income (loss)                     $     582        $    171        $    143       $     122
------------------------------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 126,993        $ 15,547        $ 26,837       $ 116,231
------------------------------------------------------------------------------------------------------------------
Jul. 31, 2001(2)   Net interest income (TEB)(4)          $   1,486        $  1,124        $    427       $      93
                   Non-interest income                         645             465           1,079           2,979
                   Intersegment revenue(5)                    (311)           (118)            266             169
------------------------------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                    1,820           1,471           1,772           3,241
                   Non-interest expenses                       729           1,247           1,413           2,025
                   Provision for credit losses                 306              17              --             367
------------------------------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests                 785             207             359             849
                   Income taxes                                263              16              84             143
                   Non-controlling interests                     8              19              --              11
------------------------------------------------------------------------------------------------------------------
                   Net income (loss)                     $     514        $    172        $    275       $     695
------------------------------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 115,545        $ 14,212        $ 22,751       $ 123,121
------------------------------------------------------------------------------------------------------------------

                                                                    Corporate             CIBC
Unaudited, $ millions, for the three months ended         Amicus    and Other (3)        Total
----------------------------------------------------------------------------------------------
Jul. 31, 2002      Net interest income (TEB)(4)          $    33        $  12        $   1,353
                   Non-interest income                        29           27            1,209
                   Intersegment revenue(5)                    --           (1)              --
----------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                     62           38            2,562
                   Non-interest expenses                     147          (13)           1,982
                   Provision for credit losses                 5           --              290
----------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests               (90)          51              290
                   Income taxes                              (36)          28               82
                   Non-controlling interests                  --           --               15
----------------------------------------------------------------------------------------------
                   Net income (loss)                     $   (54)       $  23        $     193
----------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 5,652        $  --        $ 294,975
----------------------------------------------------------------------------------------------
Apr. 30, 2002(1)   Net interest income (TEB)(4)          $    23        $  32        $   1,336
                   Non-interest income                        28           16            1,654
                   Intersegment revenue(5)                    --           (2)              --
----------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                     51           46            2,990
                   Non-interest expenses                     144           61            2,313
                   Provision for credit losses                 5           --              390
----------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests               (98)         (15)             287
                   Income taxes                              (34)          30               53
                   Non-controlling interests                  --           --                7
----------------------------------------------------------------------------------------------
                   Net income (loss)                     $   (64)       $ (45)       $     227
----------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 5,225        $  --        $ 289,533
----------------------------------------------------------------------------------------------
Jul. 31, 2001(2)   Net interest income (TEB)(4)          $    22        $  57        $   1,206
                   Non-interest income                        28           23            1,694
                   Intersegment revenue(5)                    (2)          --               --
----------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                     48           80            2,900
                   Non-interest expenses                     148           60            2,072
                   Provision for credit losses                 3           --              254
----------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests              (103)          20              574
                   Income taxes                              (39)          23              106
                   Non-controlling interests                  --           (1)               8
----------------------------------------------------------------------------------------------
                   Net income (loss)                     $   (64)       $  (2)       $     460
----------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 3,940        $  --        $ 280,801
----------------------------------------------------------------------------------------------
Unaudited, $ millions, for the nine months ended
----------------------------------------------------------------------------------------------
Jul. 31, 2002      Net interest income (TEB)(4)          $    73        $  94        $   4,164
                   Non-interest income                        86          (67)           4,466
                   Intersegment revenue(5)                    --           (3)              --
----------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                    159           24            8,630
                   Non-interest expenses                     435          102            6,456
                   Provision for credit losses                15           --            1,220
----------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests              (291)         (78)             954
                   Income taxes                             (106)           2              179
                   Non-controlling interests                  --           --               22
----------------------------------------------------------------------------------------------
                   Net income (loss)                     $  (185)       $ (80)       $     753
----------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 4,994        $  --        $ 290,602
----------------------------------------------------------------------------------------------
Jul. 31, 2001(2)   Net interest income (TEB)(4)          $    44        $ 148        $   3,322
                   Non-interest income                        71           46            5,285
                   Intersegment revenue(5)                    (6)          --               --
----------------------------------------------------------------------------------------------
                   Total revenue (TEB)(4)                    109          194            8,607
                   Non-interest expenses                     395          134            5,943
                   Provision for credit losses                 7           --              697
----------------------------------------------------------------------------------------------
                   Income (loss) before taxes and
                     non-controlling interests              (293)          60            1,967
                   Income taxes                             (113)          92              485
                   Non-controlling interests                  --           --               38
----------------------------------------------------------------------------------------------
                   Net income (loss)                     $  (180)       $ (32)       $   1,444
----------------------------------------------------------------------------------------------
                   Average assets (6)                    $ 2,324        $  --        $ 277,953
----------------------------------------------------------------------------------------------

Refer to the accompanying footnotes.


CIBC Third Quarter 2002                                                       25

Footnotes

(1) Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870.

(2) Certain comparative figures have been restated to conform with the presentation used in the first quarter of 2002.

(3) Corporate and Other comprises the three functional groups - Treasury, Balance Sheet and Risk Management (TBRM); Administration; and Corporate Development - that support CIBC's business lines, as well as CIBC Mellon's custody business, and other revenue and expense items not directly attributable to the five business lines. TBRM revenue, expenses and balance sheet (including capital) items are allocated to the five business lines through a combination of funds transfer pricing and revenue, expense and balance sheet (including capital) allocation models. TBRM is responsible for CIBC's overall balance sheet (including capital) and risk measurement, monitoring and control. As well, TBRM's integrated Treasury Division provides bank-wide asset-liability, funding, liquidity, cash and collateral management. Activities of the Administration group on behalf of CIBC as a whole are reported in Corporate and Other. Expenses of the Administration group relating to activities conducted on behalf of specific business lines are allocated to those business lines. Remaining expenses of the Administration group are also generally allocated to the business lines.

(4) Taxable equivalent basis (TEB). Net interest income includes tax-exempt income on certain securities. Since this income is not taxable to CIBC, the rate of interest or dividend received by CIBC is significantly lower than would apply to a loan of the same amount. As the impact of tax-exempt income varies from year to year, such income has been adjusted to a taxable equivalent basis to permit uniform measurement and comparison of net interest income. An equal and offsetting adjustment is made to increase the provision for income taxes. This is the measure reviewed by CIBC's management.

(5) Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(6) Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by CIBC's management.

9.    Share Capital

--------------------------------------------------------------------------------
OUTSTANDING SHARES
Unaudited, as at                              July 31, 2002     October 31, 2001
-----------------------------------------------------------   ------------------
Class A Preferred Shares(1)
Fixed rate shares entitled
  to non-cumulative dividends
  Series 14                                       8,000,000            8,000,000
  Series 15                                      12,000,000           12,000,000
  Series 16                                       5,500,000            5,500,000
  Series 17                                       6,500,000            6,500,000
  Series 18                                      12,000,000           12,000,000
  Series 19                                       8,000,000            8,000,000
  Series 20                                       4,000,000            4,000,000
  Series 21                                       8,000,000            8,000,000
  Series 22                                       4,000,000            4,000,000
  Series 23                                      16,000,000           16,000,000
  Series 24                                      16,000,000                   --
  Series 25                                      16,000,000                   --
-----------------------------------------------------------   ------------------
Common shares                                   359,048,669          363,187,931
-----------------------------------------------------------   ------------------

(1) The rights and privileges of Class A Preferred Shares Series 14-23 are described in Note 12 of CIBC's October 31, 2001 consolidated financial statements. Series 24 and 25 have the same rights and privileges, including the right to convert the shares to CIBC common shares on or after a specified conversion date.

10.   Significant Capital Transactions

      On January 9, 2002, CIBC began a normal course issuer bid to purchase up to 18 million common shares. The bid ends on January 8, 2003. During the third quarter of 2002, no common shares were repurchased. For the nine months ended July 31, 2002, 5,686,000 common shares were repurchased at an average price of $55.05.

      CIBC issued non-cumulative Class A Preferred Shares Series 24 and 25 of $400 million each, during the first and second quarter of 2002 respectively.

11.   Events of September 11, 2001

      CIBC's New York operations located at One World Financial Center, in close proximity to the World Trade Center, were directly affected by the events of September 11, 2001. During the third quarter of 2002, losses and incremental expenses related specifically to these events amounted to $20 million.

      Management is nearing completion of the process of evaluating the extent of damage and related insurance recoveries for property damage, additional expenses and business interruption arising from the events of September 11, 2001.

      Management has decided to locate a number of employee groups in the downtown Manhattan area but has not made a final decision whether to return to One World Financial Center once it becomes fully tenantable. Management has surrendered a portion of the space previously occupied in One World Financial Center to the landlord pursuant to the terms of the existing lease. The


26                                                       CIBC Third Quarter 2002
full financial impact of these decisions was not determinable at the time of preparation of the interim consolidated financial statements.

12.   Restructuring

      In the fourth quarter of 2001, a restructuring charge of $207 million was included in non-interest expenses in the consolidated statements of income, as CIBC initiated a bank-wide cost reduction program in response to changing economic conditions.

      Significant actions taken under the restructuring program in the first three quarters of 2002 include the following:

o Retail Products continued staff rationalization within Technology and Operations to align with changes elsewhere within CIBC.

o Retail Markets continued with the consolidation of branches and rationalization of business support functions.

o Wealth Management has substantially realigned its work force and continues to progress as planned.

o CIBC World Markets continued to implement cost reduction programs including the reorganization of certain operations in Australia, and staff reductions in the capital markets, investment banking and commercial banking businesses. At the end of the quarter, planned staff reductions were close to being completed.

o Amicus continued reorganization of several areas including reducing premises commitments.

o Corporate and Other have been actively engaged in streamlining their operations in several Administration functions.

      Approximately 370 positions were eliminated in the third quarter and approximately 1,100 positions have been eliminated year-to-date. At program inception, planned employee reductions through restructuring were approximately 2,300 positions.

      The actions under this restructuring program will be substantially completed by the fourth quarter of 2002.

      The status of the restructuring provision is as follows:

--------------------------------------------------------------------------------------------------------------------
RESTRUCTURING PROVISION
                                           As at or for the three months                As at or for the nine months
Unaudited, $ millions                                ended July 31, 2002                         ended July 31, 2002
------------------------------------------------------------------------     ---------------------------------------
                                     Termination                               Termination
                                        Benefits       Other       Total          Benefits       Other         Total
------------------------------------------------------------------------     ---------------------------------------
Balance at beginning of period             $ 110        $ 22       $ 132            $  186        $ 26        $  212
Drawdown during the period                   (29)         --         (29)             (105)         (4)         (109)
------------------------------------------------------------------------     ---------------------------------------
Balance at end of period                   $  81        $ 22       $ 103            $   81        $ 22        $  103
------------------------------------------------------------------------     ---------------------------------------


CIBC Third Quarter 2002                                                       27

-----------------------------------------------------------------------------------------------------------------------------------
THIRD QUARTER FINANCIAL HIGHLIGHTS
                                                                                            As at or for the three months ended
                                                                       ------------------------------------------------------------
                                                                            2002           2002            2001            2002
Unaudited                                                                Jul. 31        Apr. 30 (1)     Jul. 31 (2)     Jul. 31
-----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE INFORMATION                                                                                                  (US$) (3)
Per share     - basic earnings                       - reported        $    0.41      $    0.51       $    1.15       $    0.27
                                                     - operating       $    0.64      $    0.80       $    1.35       $    0.42
              - diluted earnings                     - reported        $    0.41      $    0.51       $    1.13       $    0.27
                                                     - operating       $    0.64      $    0.79       $    1.33       $    0.42
              - dividends                                              $    0.41      $    0.41       $    0.37       $    0.27
              - book value                                             $   26.44      $   26.45       $   26.64       $   16.70
Share price   - high                                                   $   54.50      $   57.70       $   54.70       $   34.43
              - low                                                    $   38.75      $   49.45       $   48.60       $   24.48
              - closing                                                $   45.10      $   54.70       $   50.95       $   28.49
Shares outstanding (thousands)
              - average basic                                            358,961        360,817         371,042         358,961
              - average diluted                                          361,374        364,320         376,573         361,374
              - end of period                                            359,049        358,843         368,462         359,049
Market capitalization ($ millions)                                     $  16,193      $  19,629       $  18,773       $  10,231
-----------------------------------------------------------------------------------------------------------------------------------
VALUE MEASURES
Price to earnings multiple (12 month trailing)       - reported             19.5           17.9            11.6            19.5
                                                     - operating            12.5           12.6             9.6            12.5
Dividend yield (based on closing share price)                                3.6%           3.0%            2.9%            3.6%
Dividend payout ratio                                - reported             99.1%          79.2%           32.0%           99.1%
                                                     - operating            63.9%          50.7%           27.3%           63.9%
Market value to book value ratio                                            1.71           2.07            1.91            1.71
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION ($ millions)
Total revenue on a taxable equivalent basis (TEB)(4) - reported        $   2,562      $   2,990       $   2,900       $   1,664
                                                     - operating       $   2,487      $   2,939       $   2,837       $   1,615
Provision for credit losses - specific                                 $     290      $     390       $     254       $     188
                            - general                                         --             --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
                            - total                                    $     290      $     390       $     254       $     188
-----------------------------------------------------------------------------------------------------------------------------------
Non-interest expenses                                - reported        $   1,982      $   2,313       $   2,072       $   1,287
                                                     - operating       $   1,771      $   2,101       $   1,920       $   1,150
Earnings                                             - reported        $     193      $     227       $     460       $     125
                                                     - operating       $     276      $     332       $     534       $     179
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL MEASURES
Efficiency ratio                                     - reported             77.4%          77.3%           71.4%           77.4%
                                                     - operating            71.2%          71.5%           67.6%           71.2%
Return on equity                                     - reported              6.2%           8.0%           17.4%            6.2%
                                                     - operating             9.6%          12.4%           20.4%            9.6%
Ratio of retail / wholesale operating earnings(5)                      144%/(44)%       93% / 7%       62% / 38%      144%/(44)%
Net interest margin (TEB)(4)                                                1.82%          1.89%           1.70%           1.82%
Net interest margin on average interest earning assets (TEB)(4)             2.11%          2.20%           1.96%           2.11%
Return on average assets                                                    0.26%          0.32%           0.65%           0.26%
Return on average interest earning assets                                   0.30%          0.37%           0.75%           0.30%
Regular workforce headcount                                               44,213         44,519          41,378          44,213
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ millions)
Cash resources and securities                                          $  97,627      $  93,821       $  89,454       $  61,681
Loans and acceptances                                                  $ 168,524      $ 164,228       $ 159,688       $ 106,473
Total assets                                                           $ 304,660      $ 291,187       $ 277,964       $ 192,484
Deposits                                                               $ 214,570      $ 203,910       $ 184,737       $ 135,565
Common shareholders' equity                                            $   9,491      $   9,491       $   9,814       $   5,996
Average assets                                                         $ 294,975      $ 289,533       $ 280,801       $ 191,586
Average interest earning assets                                        $ 254,306      $ 249,287       $ 244,323       $ 165,172
Average common shareholders' equity                                    $   9,525      $   9,601       $   9,768       $   6,186
Assets under administration                                            $ 750,900      $ 730,300       $ 636,100       $ 474,419
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET QUALITY MEASURES
Common equity to risk-weighted assets                                        7.2%           7.3%            7.5%            7.2%
Risk-weighted assets ($ billions)                                      $   131.9      $   130.3       $   131.7       $    83.3
Tier 1 capital ratio                                                         8.8%           8.9%            9.3%            8.8%
Total capital ratio                                                         11.9%          12.0%           12.5%           11.9%
Net impaired loans after general allowance ($ millions)                $    (260)     $    (322)      $    (215)      $    (164)
Net impaired loans to net loans and acceptances                            (0.15)%        (0.20)%         (0.13)%         (0.15)%
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                  As at or for the nine months ended
                                                                       -------------------------------------------------
                                                                            2002              2001              2002
Unaudited                                                                Jul. 31           Jul. 31 (2)       Jul. 31
------------------------------------------------------------------------------------------------------------------------
COMMON SHARE INFORMATION                                                                                       (US$) (3)
Per share     - basic earnings                       - reported        $    1.76         $    3.61         $    1.12
                                                     - operating       $    2.55         $    4.17         $    1.62
              - diluted earnings                     - reported        $    1.75         $    3.55         $    1.11
                                                     - operating       $    2.53         $    4.11         $    1.61
              - dividends                                              $    1.19         $    1.07         $    0.76
              - book value                                             $   26.44         $   26.64         $   16.70
Share price   - high                                                   $   57.70         $   54.70         $   36.45
              - low                                                    $   38.75         $   43.20         $   24.48
              - closing                                                $   45.10         $   50.95         $   28.49
Shares outstanding (thousands)
              - average basic                                            361,057           374,445           361,057
              - average diluted                                          364,243           379,942           364,243
              - end of period                                            359,049           368,462           359,049
Market capitalization ($ millions)                                     $  16,193         $  18,773         $  10,231
------------------------------------------------------------------------------------------------------------------------
VALUE MEASURES
Price to earnings multiple (12 month trailing)       - reported             19.5              11.6              19.5
                                                     - operating            12.5               9.6              12.5
Dividend yield (based on closing share price)                                3.5%              2.8%              3.5%
Dividend payout ratio                                - reported             67.5%             29.5%             67.5%
                                                     - operating            46.6%             25.5%             46.6%
Market value to book value ratio                                            1.71              1.91              1.71
------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION ($ millions)
Total revenue on a taxable equivalent basis (TEB)(4) - reported        $   8,630         $   8,607         $   5,492
                                                     - operating       $   8,458         $   8,434         $   5,383
Provision for credit losses - specific                                 $   1,220         $     697         $     776
                            - general                                         --                --                --
------------------------------------------------------------------------------------------------------------------------
                            - total                                    $   1,220         $     697         $     776
------------------------------------------------------------------------------------------------------------------------
Non-interest expenses                                - reported        $   6,456         $   5,943         $   4,109
                                                     - operating       $   5,839         $   5,533         $   3,716
Earnings                                             - reported        $     753         $   1,444         $     479
                                                     - operating       $   1,039         $   1,656         $     661
------------------------------------------------------------------------------------------------------------------------
FINANCIAL MEASURES
Efficiency ratio                                     - reported             74.8%             69.0%             74.8%
                                                     - operating            69.0%             65.6%             69.0%
Return on equity                                     - reported              8.9%             18.6%              8.9%
                                                     - operating            12.8%             21.5%             12.8%
Ratio of retail / wholesale operating earnings(5)                          94%/6%           62%/38%            94%/6%
Net interest margin (TEB)(4)                                                1.92%             1.60%             1.92%
Net interest margin on average interest earning assets (TEB)(4)             2.23%             1.87%             2.23%
Return on average assets                                                    0.35%             0.69%             0.35%
Return on average interest earning assets                                   0.40%             0.81%             0.40%
Regular workforce headcount                                               44,213            41,378            44,213
------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ millions)
Cash resources and securities                                          $  97,627         $  89,454         $  61,681
Loans and acceptances                                                  $ 168,524         $ 159,688         $ 106,473
Total assets                                                           $ 304,660         $ 277,964         $ 192,484
Deposits                                                               $ 214,570         $ 184,737         $ 135,565
Common shareholders' equity                                            $   9,491         $   9,814         $   5,996
Average assets                                                         $ 290,602         $ 277,953         $ 184,939
Average interest earning assets                                        $ 249,517         $ 237,747         $ 158,793
Average common shareholders' equity                                    $   9,593         $   9,730         $   6,105
Assets under administration                                            $ 750,900         $ 636,100         $ 474,419
------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET QUALITY MEASURES
Common equity to risk-weighted assets                                        7.2%              7.5%              7.2%
Risk-weighted assets ($ billions)                                      $   131.9         $   131.7         $    83.3
Tier 1 capital ratio                                                         8.8%              9.3%              8.8%
Total capital ratio                                                         11.9%             12.5%             11.9%
Net impaired loans after general allowance ($ millions)                $    (260)        $    (215)        $    (164)
Net impaired loans to net loans and acceptances                            (0.15)%           (0.13)%           (0.15)%
------------------------------------------------------------------------------------------------------------------------

(1) Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870.

(2) Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2002 .

(3) Represents the translation of Canadian GAAP financial information into US$ using the quarter end rate of $0.6318 for balance sheet figures and the average rate of $0.6495 for the quarter and $0.6364 for year-to-date operating results.

(4) Taxable equivalent basis (TEB). Net interest income includes tax-exempt income on certain securities. Since this income is not taxable to CIBC, the rate of interest or dividend received by CIBC is lower than would apply to a loan of the same amount. As the impact of tax-exempt income varies from year to year, such income has been adjusted to a taxable equivalent basis to permit uniform measurement and comparison of net interest income. An equal and offsetting adjustment is made to increase the provision for income taxes.

(5) Retail includes Retail Products, Retail Markets, Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking.


28                                                       CIBC Third Quarter 2002

TO REACH US:

Corporate Secretary: Shareholders may call (416) 980-3096, fax (416) 980-7012, or e-mail: paul.fisher @cibc.com.

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306, fax (416) 980-5028, or e-mail: alison.rampersad@cibc.com.

Corporate Communications: Financial, business and trade media may call (416) 980-4523, fax (416) 363-5347, or e-mail: stephen.forbes@cibc.com.

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at the Investor Relations area of the CIBC website at www.cibc.com.

Earnings Conference Call: CIBC's third quarter results conference call with analysts and investors was held on Wednesday, August 21, 2002 at 2:00 p.m.
(EDT).

Webcast: An archived version of the webcast hosted on Wednesday, August 21, 2002 is available on www.cibc.com, Investor Relations section.

--------------------------------------------------------------------------------

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.ca.

SHAREHOLDERS INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact the Corporate Secretary at (416) 980-3096, or fax (416) 980-7012.

                   PRICE OF COMMON SHARES PURCHASED UNDER THE
                           SHAREHOLDER INVESTMENT PLAN

          Dates           Share purchase           Dividend reinvestment &
      purchased                   option            stock dividend options
--------------------------------------------------------------------------------
       May 1/02                   $53.50
      June 3/02                   $51.00
      July 2/02                   $47.38
     July 29/02                                                     $43.70
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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  Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
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